UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 12, 2012.

MANAGEMENT PROPOSAL

Dear Sirs,

The Board of Directors of CPFL ENERGIA S.A. (“CPFL Energia” or “Company”)  submits to the appreciation of its Shareholders the Management’s Proposal on the matters that shall be decided at the Annual and Extraordinary Shareholders´ Meeting, to be held on April 12th, 2012, (“Shareholders’ Meeting”) under the following terms:

1.        MATTERS TO BE DECIDED IN ANNUAL SHAREHOLDERS’ MEETING

I. THE MANAGEMENT ACCOUNTS, EXAMINE, DISCUSS AND VOTE ON THE COMPANY’S FINANCIAL STATEMENTS, INDEPENDENT AUDIT REPORT AND THE FISCAL COUNCIL’S REPORT FOR THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2011.

The Financial Statements and CPFL Energia Management’s Report were approved by the Board of Officers of the Company and audited by the Independent Auditors - KPMG Auditores Independentes – prior to the Board of Directors’ favorable manifestation, obtained at the 197th  meeting of the mentioned body, held on March 7th, 2012, and the issuance of the Fiscal Council’s opinion, thus being deemed as apt of being submitted to the Shareholders’ Meeting deliberation.

The Board of Directors advises the Company’s Shareholders to examine thoroughly the documents related to the fiscal year of 2011 and, if necessary, to previously clarify any doubts, in order to decide on the approval of the Financial Statements and the Management’s Report of the fiscal year ended on December 31st, 2011.

Considering the above, we present as Annex 1 to the proposal the officers’ discussions and analysis on the Company’s financial situation. These discussions and analysis aim to provide a reflective analysis, under the management perspective, so that Shareholders have access to the context of the information, in order to make a more consistent assessment of the Company’s financial situation.

The Management Discussions and Analysis on the Company’s financial situation correspond to item 10, of Annex 24, of CVM Rule No. 480, of December 7th, 2009, pursuant to Article 9, item III of CVM Rule No. 481/2009. The required information are available for the Shareholder’s consultation at the Company’s head office, in its website (www.cpfl.com.br/ir), in the website of the Comissão de Valores Mobiliários – CVM (www.cvm.gov.br) and represent Annex I of this Proposal.

The Financial Statements, the Management’s Report for the fiscal year of 2011, the Management Discussions and Analysis on the Company’s financial situation, the independent auditor’s report and the Fiscal Council’s report, in accordance with Article 9, items I to V, of CVM Rule No. 481 of December 17th, 2009, are available to Shareholders at the Company’s head office and in its website (www.cpfl.com.br/ir), as well as in the website of the Comissão de Valores Mobiliários – CVM’s (www.cvm.gov.br). The Financial Statements, Management's Report, and the independent auditors’ report for the fiscal year ended on December 31st, 2011 were published on  03/13/2012 in the Newspaper “Valor Econômico” and on 03/13/2012, in the Diário Oficial do Estado de São Paulo.

II. ALLOCATION OF THE NET PROFITS RELATED TO THE FISCAL YEAR ENDED ON DECEMBER 31ST, 2010.

The Company’s net profit ascertained for the fiscal year ended on December 31st, 2011 was R$ 1,530,402,932.29. The Company performs semiannual payment of dividends and interest over equity.

According to the Company’s Bylaws, at least, 25% of the fiscal year’s net profit, adjusted in the terms of Article 202 of Law No. 6,404, of December 15th, 1976 (“Brazilian Corporation Law”) is distributed as mandatory dividend. Management proposes to distribute 98%  of the net profit for the fiscal year ended on December 31st, 2011, as dividends, in the amount of R$1,506,178,906.05, and from this amount (i) is already deducted the legal reserve amount of R$76,520,146.61; and (ii) included the interim dividend already declared of R$747,709,401.90, as per the 180th Board of Directors’ meeting, of August 10th, 2011.

To calculate the dividend to be distributed in 2011, in addition to the fiscal year’s result (deducted by the legal reserve) R$47,329,302.94 were included, regarding the comprehensive income realization (reavaliation reserve) R$4,966,817.43 related to expired dividends.

The total dividend amount per share in the fiscal year of 2011 is R$ 1.565228302.

The Company’s Management submits to the Shareholders’ Meeting, recommending its approval, the following allocation to the net profit, according to the form set forth in Article 27, paragraph 2 of the Company’s Bylaws:

a) to the legal reserve, the amount of R$76,520,146.61, as provided for in Article 193 of the Brazilian Corporation Law;

b)  declaration of interim dividend already paid to the Shareholders on September 30th, 2011, which was attributed to the mandatory minimum dividend for the fiscal year of 2011, against the profit account verified in semiannual balance sheet from June 30th, in the amount of R$747,709,401.90, as per the 180th Board of Directors’ Meeting, of August 10th, 2011, according to the provisions of Articles 29 and 30 of the Company’s Bylaws; and

c) declaration of supplementary dividends, in the amount of R$758,469,504.15, equivalent to R$0.788205126 per common share, according to Article 201 of the Brazilian Corporation Law.

Pursuant to Article 205, paragraph 3 of Law 6,404/76, to be decided by the Shareholders at the Shareholders’ Meeting, the supplementary dividend shall be paid on a date to be defined by the Board of Officers, in accordance with the availability of funds and by means of a simple notice to the Board of Directors.

Information concerning the net profit allocation herein suggested is duly reflected in the Company’s Financial Statements, which have been widely disclosed, in accordance with the law.

It should be stressed that the information required under “Annex 9-1-11” of CVM Rule No. 481/2009, in addition to being available, as of this date, in the Company’s head office, it is available in its website (www.cpfl.com.br/ir), and in the website of the Comissão de Valores Mobiliários – CVM’s (www.cvm.gov.br), and are also fully available to shareholders’ consultation in Annex II of this Proposal.

III. ELECTION OF MEMBERS FOR THE BOARD OF DIRECTORS AND FISCAL COUNCIL

Controlling Shareholders appoint the following candidates to compose the Board of Directors, with term of office until the Ordinary Shareholders’ Meeting of 2013:

Effective Board Members	Alternate Board Members
Murilo Cesar Lemos dos Santos Passos	Fernando Augusto Camargo de Arruda Botelho
Francisco Caprino Neto	Marcelo Pires Oliveira Dias
Claudio Borin Guedes Palaia	Rodrigo Cardoso Barbosa
Renê Sanda	Rivail Trevisan
Ivan de Souza Monteiro	Teresa Pinto Coelho Gomes
Susana Hanna Stiphan Jabra	Martin Roberto Glogowsky
Ana Dolores Moura Carneiro de Novaes	(Independent Board Members)

Similarly, Controlling Shareholders appoint the following candidates to compose the Fiscal Council, with term of office until the Ordinary Shareholders’ Meeting of 2013:

Effective Members	Alternate Members
Daniela Corci Cardoso	Fernando Luiz Aguiar Filho
Adalgiso Fragoso de Faria	Marcelo Andrade
José Reinaldo Magalhães	Hamilton Omar Biscalquini
Wilton de Medeiros Daher	Maria da Gloria Pellicano
Carlos Alberto Cardoso Moreira	Tarcísio Luiz Silva Fontenele

It is noted that information required by Article 10 of CVM Rule No. 481/2009 concerning the appointed candidates for the Board of Directors and the Fiscal Council, in addition to being available, as of this date, at the Company’s head office, in its website (www.cpfl.com.br/ir), and in the website of the Comissão de Valores Mobiliários – CVM’s (www.cvm.gov.br), are also fully available to shareholders’ consultation in Annex III of this Proposal.

IV. COMPENSATION OF THE MEMBERS OF THE BOARD OF DIRECTORS, BOARD OF OFFICERS AND FISCAL COUNCIL

The Board of Directors proposes to the Shareholders’ Meeting the approval of the global compensation of the members of the Board of Directors and the Board of Officers of CPFL Energia of up to R$15,728,268.49, including in this amount all the benefits and expenses in the period of May/2012 to April/2013. The Board of Officers compensation proposal submitted to the Shareholders’ Meeting decision is an estimate which takes in account the maximum amount that may be paid to the Board of Officers’ members. Additionally, CPFL Energia’s Board of Officers, in view of the fact it occupies management positions in subsidiary companies, receives compensation from such companies.

For the fiscal year of 2012, the Company’s Board of Directors proposes that the Shareholders’ Meeting approves the annual global compensation of the Fiscal Council members of R$ 735,824.49.

The Officer’s (Board of Directors and Board of Officers) compensation amount proposed the period from May 2012 until April 2013, reflects the implementation of CPFL group’s new organizational model, developed based on the work performed with a specialized consulting company, hired by the Board of Directors, based on the analysis of the decision making model and the performance management system in force.

The Company’s restructuring, consolidating its management, aligned with the goals defined in the strategic planning, focus on operational excellence and improved management efficiency in order to comply with the organizational complexity, preparing the Company to the challenges for development within the different business and organization of new ones, complying with internal and external contexts.

The Officer’s compensation proposed considers all of the statutory officers (6), differently from the previous period, in which some positions were held for partial periods, and the study prepared by a specialized consulting company for compliance with the market average. The efficiency of such new management model, which commenced in the second semester of 2011, has already brought concrete results with the reduction of R$ 20 million in personal expenses, projecting earnings of R$ 30 million for this year in relation to the verified in 2011.

Information concerning the management’s compensation and the compensation of the Company’s Fiscal Council members, in accordance with the provisions set forth by Article 12 of CVM Rule No. 481/2009, are available at the Company’s head office, in its website (www.cpfl.com.br/ir), in the website of the Comissão de Valores Mobiliários – CVM’s (www.cvm.gov.br), and are also fully available to shareholders’ consultation in Annex IV of this Proposal.

2.        MATTERS TO BE DELIBERATED IN EXTRAORDINARY SHAREHOLDERS’ MEETING

I.         RATIFICATION OF THE TRANSACTION FOR THE ACQUISITION OF 100% OF JANTUS SL’S QUOTAS

A.    Business’ Description

CPFL Comercialização Brasil S.A. (“CPFL Brasil”), a company controlled by the Company, executed, on April 7th, 2011 a sale and purchase agreement denominated Agreement for the Sale and Purchase of Jantus SL (“Contract”), with Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., Black River CEI Subsidiary 3 S.Á.R.L. and Carbon Capital Markets Limited, Matthew Alexander Swiney, and other minor shareholders (all together, “Sellers”) for the acquisition of 100% of the quotas representing the totality of the voting and total capital of Jantus SL (“Jantus”), and/or the possible acquisition of the total capital of a company to be organized by the Sellers trough a corporate reorganization on Jantus (“Jantus II”, and together with Jantus, “Companies”). The completion of the referred Companies was subject to the compliance of certain conditions established in the Contract.

Prior to the conclusion of the transactions described in the Contract, the Power Purchase Agreement – CT. PROINFA concerning the wind farm located in the State of Rio de Janeiro, with an installed capacity of 135 MW (“Quintanilha Machado”), executed between Centrais Elétricas Brasileiras S/A — Eletrobrás (“Eletrobrás”) and SIIF Énergies do Brasil Ltda. (“SIIF Brasil”) was amicably terminated without any charges to the parties, by the Termination Term of of the Power Purchase Agreement – CT. PROINFA executed on December 1st, 2011. Thus, the parties of the Contract agreed that it was not necessary to implement the creation and further acquisition of Jantus II, so that the transaction, object to the Contract, exclusively contemplated the acquisition of the quotas issued by Jantus (the “Acquisition”).

Furthermore, on September 21st, 2011, due to the conclusion of the transaction involving the creation of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), the Contract was assigned and transferred by CPFL Brasil to CPFL Renováveis, aiming to consolidate CPFL Renováveis’ position the company of CPFL’s group, responsible for renewable energy generation enterprises.

Thus, on December 19th, 2011, CPFL Renováveis completed the acquisition of 100% (one hundred percent) of the quotas issued by Jantus, pursuant to the Contract terms, by means of a capital contribution made by CPFL Brasil in CPFL Renováveis.

B.    Submission for the Shareholders’ Meeting Approval

The implementation of the Acquisition, in the following terms, culminated in the acquisition of Jantus’ direct control by CPFL Renováveis.

The transaction is characterized as a relevant investment, since the acquisition price of Jantus is greater than 10% (ten per cent) of the Company’s net worth amount, pursuant to criteria provided for in Article 256, item I of Law No. 6,404, of December 15, 1976, as amended (the “Brazilian Corporation Law”).

Therefore, although the acquisition has been concluded directly by CPFL Renováveis, the Company’s management understands that the ratification submission to the Company’s shareholders meeting is necessary, since the funds used for the payment of the purchase price to Sellers were made fully available by CPFL Brasil, by means of a capital increase performed by CPFL Brasil in CPFL Renováveis in the amount of R$820,803,350.00 (eight hundred twenty million, eight hundred and three thousand, three hundred and fifty Reais), in order to allow CPFL Renováveis to perform the payment of the acquisition purchase price to Sellers.

C.    Jantus’ Information

Jantus is a company organized under the laws of Spain, with head office at C/Torrelaguna no 75, Madrid, Spain, registered under fiscal number (CIF) B-84876994. Previously to the Acquisitions’ implementation, the referred company’s capital was €193,209.00, represented by 193,209 quotas, with a par value of €1,00 each.

Through the Acquisition’s implementation, CPFL Renováveis acquired, indirectly, the total capital of SIIF Brasil and SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. (“SIIF Desenvolvimento”). The mentioned companies are holders of 4 operating wind farms (Formosa, Foz do Rio Choró, Icaraizinho and Paracuru) in the State of Ceará, totalizing an installed capacity of 210 MW, and 20 years contracts for sale of energy with Eletrobrás, which are included in the PROINFA, in addition to a portfolio of 412 MW in certified and eligible projects (Curral Velho, Pedra Cheirosa, Pontal das Falésias and Praia de Bitupitá, in the State of Ceará, and Praia de Atalaia, in the State of Piauí), to take part in future power auctions and 320 MW in non-certified projects (Tutóia I, Tutóia II, Rio Novo and Ilha Trindade, in the State of Maranhão) (“Empreendimentos SIIF”).

SIIF Brasil is a limited liability company, organized and existent under the Brazilian laws, with head office at Av. Dr. Cardoso de Melo, 1184, 7th floor, room AQ, Vila Olímpia, Zip Code 04548-004, in the City of São Paulo, State of São Paulo, enrolled with the General Taxpayers’ Registry (“CNPJ”) under No. 03.491.252/0001-59. Prior to the implementation of the Acquisition, the referred company’s capital was R$322,098,937.00, represented by 322,098,937 quotas, with a par value of R$1,00 each, distributed among its quotaholders as follows:

Quotaholders	Quotas	Part. %
Jantus SL	322,098,936	99.99
SIIF Desenvolvimento	1	0.01
Total	322,098,937	100

SIIF Desenvolvimento is a limited liability company, organized and existent according to the Brazilian laws, with head office at Av. Dr. Cardoso de Melo, 1184, 7th floor, room AR, Vila Olímpia, Zip Code 04548-004, in the city of São Paulo, State of São Paulo, enrolled with the CNPJ under No. 08.384.470/0001-08. Prior to the implementation of the Acquisition, the company’s capital was R$1,957,766.00, represented by 1,957,766 quotas, with a par value of R$ 1,00 each, distributed among its quotaholders as follows:

Quotaholders	Quotas	Part. %
Jantus SL	1,957,764	99.99
SIIF Brasil	1	0.01
Total	1,957,765	100

D.   Main terms and conditions of the business

Aiming to implement the Acquisition, CPFL Brasil, executed the Contract, on April 7th, 2011, as amended in July 6th, 2011, and further assigned to CPFL Renováveis on September 21st, 2011, which main terms and conditions are described below:

Reference	Description
Parties

CPFL Comercialização Brasil S.A.

(which assigned the Contract to CPFL Energias Renováveis S.A.)

Liberty Mutual Insurance Company

Citi Participações e Investimentos Ltda.

Black River CEI Subsidiary 3 S.á.r.l.

(“Principal Sellers”)

Certain seller minority shareholders

(“Minority Sellers” and together with the Principal Sellers, the “Sellers”)

Jantus SL

Certain Jantus SL subsidiaries

Object

The Acquisition of 100% (one hundred percent) of Jantus SL’s capital, corresponding to 121,208 quotas. The total number of acquired quotas on December 19th, 2011, however, was 193,209 (one hundred and ninety three thousand, two hundred and nine) quotas, due to a capital increase implemented by Sellers in Jantus prior to the Acquisitions’ completion, as a consequence of the Shareholder’s Loan capitalization (as mentioned below).

Acquisition Price

R$ 823,3 million, disbursed as follows (a) R$468,9 million cash payment by CPFL Renováveis to the Sellers, and (b) the equivalent in Euros to R$354,4 million in contribution by CPFL Renováveis to Jantus’ capital to discharge certain obligations before third parties.

Payment

All payments related to Jantus Purchase Price shall be:

(a)  made by wire transfer of funds for same day value, in immediately available funds, to the intended beneficiary’s account;

(b) made from the party’s bank account in a Brazilian financial institution or in a country without any governmental, regulatory, or otherwise restrictions on foreign payments; and,

(c)  paid:

(i)     in relation to all payments to Citi Participações e Investimentos Ltda., in Brazilian Reais to a bank account in Brazil;

(ii)    in relation to all payments to any Seller, provided that it is not to Citi Participações e Investimentos Ltda., in Euros, to a bank account outside of Brazil;

(iii)   in relation to all payments to CPFL Renováveis, in Brazilian Reais, to a bank account in Brazil.

Jantus Purchase Price was not subject to any tax deduction or withholding of any nature.

CPFL Renováveis is not responsible for any fiscal obligation incurred by any Seller, arising from the payment of Jantus Purchase Price.

Preceding Conditions

Closing conditions by CPFL Renováveis: Among other conditions, the main conditions preceding the closing obligation by CPFL Renováveis were the following, which have been accomplished by the Sellers:

Governmental, Regulatory and third parties’ authorization. ANEEL, Eletrobrás, FDNE/BNB and the creditors of the Bank Credit Certificates’ issued by SIIF Brasil have approved the implementation of the transaction hereby.

Shareholder’s Loan. Principal sellers and Jantus SL have effectively completed the implementation of the capitalization of all credits from the Shareholder’s Loan (term loan contract between Jantus, as borrower, and Citibank North America, Inc., Liberty and Black River as creditors, dated June 4th, 2010 in the amount of €60,000,000.00).

Inter Company Loans. Jantus SL’s subsidiaries have implemented the capitalization of all the credits arising from intercompany loans between Jantus SL, and SIIF Brasil and SIIF Desenvolvimento, respectively.

Quota Transfer. The transfer has been made by:

(a)  José Orlando Sewaybricker of his entire equity interest in SIIF Brasil and in each of Jantus SL’s subsidiaries; and

(b) Marcelo Picchi of his entire equity interest in SIIF Desenvolvimento.

License Renewal. The Pending Licenses have been validly renewed. The Pending Licenses refer to (a) operation license no 440/2009 - COPAM – NUCAM, issued by SEMACE, expired on May 12th, 2010, related to Paracuru’s wind farm and (b) operation license no302/2009 issued by SEMACE, expired on April 28th, 2010, related to a transmission line associated to Paracuru’s wind farm.

Other commitments

Submission of the Transaction to CADE. The Parties filed the transaction, object of the Contract, for CADE’s analysis and approval. CADE’s approval of the Acquisition occurred, without restrictions, pursuant to the vote of July 13th, 2011, under the Concentration Act No. 08012.004458/2011-71.

Indemnification

Indemnification by Minority Sellers. Each of the Minority Sellers, separately, agrees to indemnify and hold CPFL Renováveis and Jantus SL’s subsidiaries and its respective Affiliates, predecessors, successors and assignees (and their respective directors, officers, employees and agents) from and against any and all loss, liability, claim, damage or expense (including costs of litigation and reasonable fees and expenses of attorneys, accountants and other experts) directly arising from a Claim (a claim made by CPFL Renováveis, involving or related to a violation of any warranties or any other provision in the Contract, excpet for a claim related to any determination of the Closing Statement) that relates to a breach of a Warranty (warranty given by Sellers or CPFL Renováveis, pursuant to Annexes 10 and 11) given or deemed to be given in Clause 12.4.

Indemnification by the Principal Sellers: each of the Principal Sellers severally agrees to indemnify and hold CPFL Renováveis and Jantus SL’s subsidiaries, harmless from and against any and all loss, liability, claim, damage or expense (including litigation costs and expenses of attorneys, accountants and other experts) directly arising from a Claim involving or relating to any matter which arises or which was disclosed in an update of the Disclosure Letter, in any case, between the Contract date and Jantus’ Closing Date, but which has not been disclosed in the Disclosure Letter as delivered to CPFL Renováveis on the Contract’s date, regardless of whether this matter has been or not specified in any update of the Disclosure Letter delivered in accordance with the Contract;

provided that no Principal Seller is considered liable before CPFL Renováveis or any subsidiary of Jantus SL in relation to any Claim (or a series of Claims arising from substantially identical facts and circumstances):

(a) for any amount greater than its Specified Liability of such Claim (means (a) in relation to a Claim, to Liberty, Citi and Black River, respectively; (i) its respective Seller proportion of the aggregate liability for such Claim; plus (ii) a proportion of the aggregate Seller proportions of Carbon Capital, Mr. Swiney, Mrs. McClellan and/or Mr. Maltby, such proportion being equal to the quotient of its respective Seller proportions of Liberty, Citi and Black River, expressed as a percentage; and (b) each other Seller, its respective Seller proportion.

(b) unless the amount that would otherwise be recoverable from the Principal Sellers (but for this item) in respect of that Claim, or a series of related Claims arising from substantially identical facts or circumstances, exceeds R$ 500,000 (five hundred thousand Reais);

(c) unless and until the amount that would otherwise be recoverable from the Principal Sellers, in aggregate (but for this item), when aggregated with any other amount or amounts recoverable (excluding any amounts in respect of a Claim, or a series of Claims arising from substantially identical facts or circumstances, for which the Principal Sellers have no liability because of this item), exceeds R$ 2,000,000 (two million Reais) and in the event that the aggregated amounts exceed R$ 2,000,000 (two million Reais), the Sellers shall be liable for such excess only (subject to item “b” above); and

(d) for the avoidance of doubt, once the minimum of R$ 2,000,000 (two million Reais) is reached, as established in item “c” above, the restriction provided for in item “b” shall continue to apply to any other Claim (or series of Claims arising from substantially identical facts and circumstances) for which the Principal Sellers may be liable, in accordance with the Sellers’ Liability for post-signing and pre-Closing Claims, such that any Claim (or series of Claims arising from substantially identical facts and circumstances) for an amount less than or equal to R$ 500,000 shall not be claimable;

provided that, no matter which arises, or which was disclosed in an update to the Disclosure Letter, between the date of this Contract and the Jantus Closing Date, but which was not disclosed in the Disclosure Letter as delivered to the Purchaser at the date of this Contract, shall be subject to the Sellers Liability provisions for post-Closing Claims.

General Limitations to Sellers Liability. The aggregate liability of all Principal Sellers in relation to all Claims is limited to an amount of 25% of Jantus Purchase Price (value equal to the Jantus Initial Closing Payment – (a) R$950,000,000; plus (b) the the greater of R$5,000,000 and the Notified Released Cash; plus (c) Jantus Variable Working Capital Amount; minus (d) Jantus’ Variable Net Indebtedness Amount; minus (e) the Recap Loan Amount; minus (f) Braselco Amount; minus (g) Jantus Estimated Transaction Costs; minus (h) Jantus Estimated Extraordinary Costs – as increased by the amount to be paid by CPFL Renováveis or to be diminished by the amount to be paid by the Sellers (as the case may be), according to Clause 9). Each Principal Seller’s liability to a Claim is limited to a percentage equal to its Specified Liability of such Claim. No Principal Seller shall be liable for a Claim related to:

(a) a Tax Warranty (any of the warranties provided for in Annex 10, paragraph 5 – Sellers’ Warranty), unless CPFL Renováveis has notified the Principal Sellers of the Claim, stating in reasonable details, the Claim’s nature and, if practicable, the amount being claimed, in any case, not later than three months after the expiry period specified by statute during which an assessment of that liability to tax may be issued by the relevant Governmental Authority or, if there is no such period, on or before the third anniversary of Jantus Closing Date; and

(b) any other Warranty, unless CPFL Renováveis has notified the Principal Sellers of the Claim (stating in reasonable details the Claim’s nature and, if practicable, the amount claimed) on or before the date falling on the second anniversary of Janus Closing Date.

Principal Sellers’ Warranties

Quotas. Each Seller is the sole legal and beneficial owner of its respective Jantus’ quotas, which have been fully paid in or credited as paid in. Each share or quota allocated or issued from each of Jantus’ Group Companies is held, legally and in benefit, by Jantus or another Jantus Group Company only, and it has been paid in or credited as paid in. There is no encumbrance nor any agreement, contract or obligation to create or give an encumbrance in relation to any of Jantus’ quotas or its subsidiaries’ capital.

Taxes. Until the Contract’s date, each Jantus Group Company delivered has submitted all relevant tax filings within the legal term and has provided all of the information required by the Brazilian Federal Revenue, Ministry of Labor, National Institute of Social Security, Severance Indemnity Fund, or any applicable Brazilian or Spanish tax authorities as required under all applicable laws. All due taxes by each of Jantus Group Company or related to the period ending on or before that date of the Contract have been duly paid or provisioned in the balances.

Real Property and Leased Assets. The Disclosure Letter contains a list of all material real property owned, leased, used or intended for use in the business’ conduction of each of Jantus Group Company, including those properties where the Wind Farms are located (“Real Property”). All material leases are in full force and effect and each Jantus Group Company is complying with its material obligations. No Jantus Group Company has received any written notice of default under any agreement governing any such lease, nor is involved in any dispute with third parties thereunder. Each Jantus Group Company has all material easements and rights of ingress and egress reasonably necessary for utilities and services and for all operations conducted on the Real Property. In respect of owned Real Property, all buildings, plants and structures owned by each Jantus Group Company lie wholly within the boundaries of such Real Property, and do not encroach upon the property of, or otherwise conflict with the property rights of, any other person.

Insurance Policies. So far as the Sellers are aware all insurance policies are in force and enforceable, and the coverage of the Policies is reasonably prudent in light of the activities carried out by each Jantus Group Company. No claim in excess of € 75.000 (seventy five thousand Euros) is outstanding under any of the Policies.

Contracts. There is no outstanding guarantee given by, or for the benefit of, any Jantus Group Company. The transaction will not result in a material breach of, or give any third party a right to terminate, or result in any encumbrance under, any contract.

Employees. No Jantus Group Company has received any written notice of resignation of any Employee reporting directly to the chief executive officer or chief financial officer of SIIF Brasil and SIIF Desenvolvimento in the three last months prior to the date of this Contract. So far as the Sellers are aware, each Jantus Group Company is in compliance with all applicable laws and collective bargaining agreements respecting employment and employment practices, terms and conditions of employment, wages and hours and occupational health and safety, and there is no individual or other proceeding or investigation pending or, so far as the Sellers are aware, threatened against it relating to any of the above; there is no labor strike, individual or collective labor dispute (other than routine individual grievances), or general slowdown or stoppage pending or, so far as the Sellers are aware, threatened against it, including with respect to any matter relating to workers’ profit-sharing benefits; and no grievance or any arbitration proceeding arising out of or under collective bargaining agreements is pending or, so far as the Sellers are aware, threatened against it, which could reasonably be expected to have a material adverse effect on the transaction contemplated herein.

Litigation. No Jantus Group Company is involved in a civil, criminal, arbitration, administrative or other proceeding (other than in relation to the collection of debts arising in the ordinary course of business of any Jantus Group Company) which has, or would reasonably be expected to have, a negative impact on Jantus or the Jantus Group of more than BRL1,000,000 (one million Reais). No civil criminal, arbitration, administrative or other proceeding which will or is/are reasonably likely to have a material adverse effect on the business of Jantus or the Jantus Group Company (other than in relation to the collection of debts arising in the usual course of business).

Licenses. All of the Jantus’ and the Jantus Group Company’s Permits are listed in the Disclosure Letter and are in full force and effect, and no notices have been received relating to termination or cancellation or withdrawal of any of such Permits.

Main CPFL Renováveis’ Warranties

No violation. The execution, delivery and performance of the Contract by CPFL Renováveis, and the execution, delivery and performance of any ancillary document required in connection with the Contract or the Transaction to which CPFL Renováveis is a party, and the completion of the transactions contemplate therein, will not result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or the loss of a benefit under, or create any Encumbrance over any CPFL Renováveis’ assets pursuant to:

(a)  any provision of constitutional documents or corporate bylaws, shareholders’ or quotaholders’ agreements or any other document regulating the affairs of CPFL Renováveis;

(b) any loan or credit agreement, note, mortgage, trust deed or indenture, debenture, lease or other material contract or agreement, obligation or instrument, applicable to CPFL Renováveis; or,

(c)  any permit, concession, franchise, license or Law applicable to CPFL Renováveis.

Sufficency of Funds. CPFL Renováveis has funds sufficient to pay the Jantus Purchase Price when due.

Othe Relevant Provisions

Any dispute arising or related to the Contract will be resolved by arbitration in accordance to ICC’s Arbitration Rules. São Paulo, Brazil shall be the arbitration venue, and its language will be English.

In the terms of the 2nd Amendment, dated September 21st, 2011, the referred Contract was assigned by CPFL Brasil to CPFL Renováveis.

E.    Business’ Purpose

The Acquisition will consolidate CPFL Renováveis’ position as leader in the renewable energy sector, reached on December 31, 2011, a portfolio  of 1,417 MW of capacity in operation and construction, and will reassure its commitment with the sustainable growth, environmental preservation, and with a clean and renewable energy generation for Brazil.

F.    Inform which costs will be incurred by the Company in case the transaction is not approved.

The Company understands that the eventual refusal to ratify the Acquisition would result in significant losses and of difficult estimate to the Company and its shareholders.

G.   Officers’ Plan

By implementing the Acquisition, the Company officers’ plan is to increase, by incorporating into CPFL Renováveis’ renewable energy generating assets, its scope and presence in the development, implementation and operation of enterprises that aim to generate power from alternative renewable sources, based on the three main technologies currently developed in the country, namely, wind farms, small hydroelectric power plants (SHP) and biomass thermoelectric power plants.

H.   Management’s Statement

Due to the aspects above mentioned the Company’s management recommends the Acquisition’s approval by understanding that it consolidates its position as leader in the Brazilian renewable energy sector, reaching a portfolio  of 1,417 MW of power in operation and construction and will reassure its commitment with the sustainable growth, environmental preservation, and clean and renewable energy generation for Brazil.

I.   Investment Appraisal and Withdrawal Right

The Company hired Apsis Consultoria Empresaria Ltda, with head office at Rua da Assembleia, no. 35, 12th floor, Centro, in the city of Rio de Janeiro, State of Rio de Janeiro, enrolled with the CNPJ/MF under No. 27.281.922/0001-70 (“Evaluator”) to perform the appraisal of Jantus according to its pre-Acquisition situation and to the assessment methodologies provided for in Article 256 of the Brazilian Corporation Law. The appraisal report was prepared by the Evaluator according to Jantus’s Balance Sheets from November 30th, 2011 (the “Appraisal Report”), which is attached hereto in Annex V.

Based on the referred Appraisal Report, the following conclusions were observed:

(i)  Acquisition Price

In order to verify the calculation criteria set out by Article 256 of the Brazilian Corporation Law, the acquisition price used was R$ 823,3 million as shown in the material fact disclosed by the Company on December 19, 2011.

(ii)  Average Price

Jantus does not have shares in the stock market or organized OTC. Therefore, the criterion adopted by Article 256, item II, “a”, which establishes the criteria for share’s average price in the stock market or organized OTC over the 90 (ninety) days prior to the operation date, does not apply to the transaction subject to the Company’s shareholders’ ratification.

(iii)  Net Equity in market value

According to the Appraisal Report, the net equity value for each quota of  Jantus, valued at market price on November 30th, 2011, is R$6,669.76 (six thousand, six hundred and sixty nine and seventy six cents).

(iv) Net Profit

Jantus is a company in pre-operational stage, which is the reason for not having profits in the last two fiscal years. Thus, the calculation method set by Article 256, item II, “c”, of the Brazilian Corporation Law does not apply to the transaction subject to the Company’s shareholders’ ratification.

(v) Conclusion

In view of the criteria listed and calculated above, when applicable, for the purposes of calculation of the relation between the average share value and Jantus’ shares` unit value in the market, there remains only the criterion mentioned above in item (iii), presented according to the Appraisal Report, as follows:

Average Share Price: R$6,792.46

Share’s Market Price: R$6,669.76

Value’s Relation: 1.018x

Thus,  considering that the average share price has not exceeded one and a half times the quota’s market price, the herein presented operation’s approval, does not entitle the Company’s shareholders to withdrawal right who may dissent from the decision of ratification of the Acquisition, as provided for by Article 256, paragraph 2 of the Brazilian Corporation Law.

3.        CLARIFICATIONS

In addition to the information contained in this Management Proposal and its Annex, CPFL Energia’s Shareholders might have access to other documents pertaining to the matter being deliberated in the Shareholders’ Meeting, as set forth by Article 6 of CVM’s Instruction No. 481/2009, as from this date, at the Company’s head office, in its website (www.cpfl.com.br/ir) and in the website of the Comissão de Valores Mobiliários – CVM’s (www.cvm.gov.br), as well as clarify any doubts by direct contact with the Investor Relations Department, through electronic messages (ri@cpfl.com.br) or by telephone (+55 19 3756 6083), which, from now on, are available to you, in order to attend you in all and every need.

Cordially,

Murilo Passos

Chairman of the Board of Directors

ANNEX I

10. MANAGEMENT DISCUSSION AND ANALYSIS ON THE FINANCIAL STATUS OF THE COMPANY

The consolidated financial statements for the years of 2011, 2010 and 2009 are in accordance with the IFRS (International Financial Reporting Standards), as issued by the International Accounting Standard Board – IASB, being the 2010 financial statements the first financial statements prepared in accordance with IFRS.

10.1.  Management discussions and analysis

a) General Financial and Asset conditions

  2011 in comparison with 2010

CPFL Energia is a holding company that, through its subsidiaries and controlled companies, (i) distributes electricity to consumers in its concession areas, (ii) generates electricity and develops generation projects and (iii) engages in electricity commercialization to free consumers and other agents and renders electricity-related services with added value.

In view of the increased international concerns regarding energy matrix, the Brazil has, without doubt, placed itself as one of the major drivers for technologies for generating energy from clean and renewable sources. In this context, the matter has gained special attention in the last fiscal year of CPFL Energia. Part of our strategy in 2011 was associated with an increase in the investments for generation of energy from renewable sources, such as small hydroelectric power plants, thermoelectric plants which generate energy from sugar cane bagasse and wind farms, placing the Group as a leading agent of this segment.

Of note in the period was the organization of CPFL Renováveis, which was already organized as a leader in the renewable energies segment in Latin America. Organized from the union of the assets and projects held by CPFL Energia and by ERSA, respectively, and later by the acquisition of 100% of the shares of Jantus (holder of the assets of SIIF), CPFL Renováveis is dedicated exclusively to the development of energy generation projects from renewable and alternative sources (Small hydroelectric power plants - SHPs, biomass powered thermoelectric plants and wind farms). CPFL Energia indirectly holds 63% of the capital of this new company. With the organization of CPFL Renováveis, the beginning of the operations of the thermoelectric power plants Bio Formosa and Bio Buriti and the acquisition of the ventures PCH Santa Luzia and Jantus wind farms, the installed capacity of CPFL Group, considering its respective participations in each of the ventures of conventional and alternative energy sources, exceeded our estimates and reached 2,644 MW in 2011, being, 2,017 MW from conventional generation sources, 216 MW of conventional thermal generation and 411 MW of renewable alternative generation (193 MW from SHPs, 133 MW from biomass generation and 85 MW from wind farms). By the end of 2012 1 , considering the acquisition of the “Complexo Bons Ventos” (Wind farms which are already operating), announced in February 2012, the beginning of the operations of the thermoelectric power plants UTEs Bio Ipê and Bio Pedra and of the wind farms from the “Complexo Santa Clara”, the installed capacity in operation of the CPFL Group should reach 2,922 MW. By the end of 2014, this installed capacity should reach 3,301 MW, considering the beginning of the operation of the other projects currently under construction.

In the distribution segment, we continue with a strong growth in energy consumption in the residential and commercial classes, result of the employment, income and credit expansions in the recent years. The industry class had a more modest development, affected by the appreciated exchange rates and high interest rates. An important event for the sector was the conclusion of the methodology of the 3rd cycle of tariffs periodic revision of the distributing companies in November 2011, a process which began in September 2010 and which was marked by extensive discussions with ANEEL and the agents. The regulatory requirements have increased in each cycle and continue to pressure the companies to become more efficient. The Group has, therefore, intensive its focus on increasing operational efficiency and improving the quality of the services rendered to its clients, preparing itself for the challenges which will come with the application of the 3rd cycle of tariffs periodic revision to its 8 concessionaries, which will occur between 2011 and 2013. With this ruling, the distribution companies of CPFL Group are faced with the need to maintain networks increasingly more automated and intelligent to allow for an improvement on the quality of the distribution of energy, reducing the frequency and duration of outages, as well as expediting the restoration of the supply energy. This new technology is known as smart grid which, together with the investments to meet the growth of the market and the network maintenance, required an investment by our distribution companies, last year alone, of R$1,065 million.

1 The closing of the acquisition is subject to the satisfaction of the condition precedents set forth in the share purchase and sale agreement and the obtainment of the applicable prior consents, which include the approval by ANEEL, financial institutions, and the antitrust agencies (including CADE – Conselho Administrativo de Defesa Econômica).

Regarding the remaining of our investments in the last year, R$ 823 million was used in the generation segment and R$ 17 million in the commercialization of energy and services segments.

  2010 in comparison with 2009

In 2010, the performance of CPFL Energy presented an important development, mainly reflecting the solid development cycle of Brazil, the immense growth potential of the internal market, evidenced by the increase in the energy consumption in the areas supplied by our distribution companies, the results of the expansion strategy and diversification of business and the commitment for the continuous search for increased efficiency by the companies of the Group.

The investments in the year amounted to R$1.8 billion. In the distribution segment R$1.1 billion were invested in the expansion and improvement of the electric system. In the generation segment R$645 million were invested mainly in the ventures in construction during the year. The remaining R$ 28 million were invested in the commercialization and value added services segment.

Among the main factors that lead to the Group’s performance, stand out the growth of the sales in the concession area of our distribution companies, which amounted to 52,039 GWh, and increase of 7.1%, of which 12,788 GWh were charged by the Distribution System Usage Fee (TUSD - Tarifa de Uso do Sistema de Distribuição). The sales to the captive market amounted to 39,250 GWh, an increase of 3.8%. On the other hand, the sales for commercialization and generation amounted 13,000 GWh, a reduction of 2.0%.

In the generation segment, the Group has put into operation three new ventures which were under construction. In August, the thermoelectric power plant UTE Baldin (45 MW), powered by sugar cane biomass, entered into operation. In October, the Hydroelectric Power Plant Foz do Chapecó (855 MW), in which the share of the Company is 51%, entered into operation. In December, the thermoelectric power plant UTE Termonordeste (170.76 MW), in which the share of the Company is 51%, entered into operation. In addition, the Group acquired PCH Diamante (4 MW) located in Rio Grande do Sul. With this, the installed capacity at the end of 2010 was of 2.309 MW.

Until the end of 2010, our estimate was to reach in 2011 an installed capacity of 2,511 MW, considering the start of the operations of the thermoelectric Power plant Termoparaíba (January 2011) and of the biomass powered thermoelectric plants Bio Formosa, Buriti and Ipê (schedule for the second and third quarters of 2011). In 2012, when it will be operating the Bio Pedra biomass thermoelectric power plant and the seven wind farms in construction in the State of Rio Grande do Norte (Santa Clara I, II, III, IV, V and VI and Eurus VI), the installed capacity would reach 2,769 MW. As noted above, our estimate was surpassed considering the new projects acquired and which entered into operation in 2011.

It is also important to note that the Group was one of the winners of the auction for renewable energy occurred in August, by means of which it will construct the Wind Farm Campo dos Ventos II (30 MW).

The performance and results achieved in 2010 reaffirm the Group’s business strategy, based on the search for an expanded participation in the Brazilian energy market and the search for efficiency and productivity gains.

The projections for the next years indicate a consistent growth in the Brazilian energy market, as a result of the continued growth cycle of the Brazilian economy. The plan for the expansion of energy supply is pointing towards a diversification of the energy generation matrix, based on clean and renewable sources, an area in which the Group has been demonstrating competence and competitiveness in the recent years. Also remains the perspective of a consolidation of the Brazilian energy sector. This is a trend related directly to the treatment to be given to concession agreements for generation, transmission and distribution, which will expire in the coming years. Regarding the energy distribution segment, the 3rd cycle of tariff revision will be an important vector for the segment, which is fundamental to the functioning and sustainability for the Brazilian Power Industry.

b) capital structure and possibility to redeem shares or quotas, indicating:

i. redemption cases

ii. formula for the calculation of the redemption amount

Capital Structure	2011	2010	2009
Own Capital	44%	46%	49%
Third party capital	56%	54%	51%

Not applicable in regard to the redemption of shares, as the Company does not have redeemable shares.

c) ability to pay in relation to financial commitments

Liquidity and Capital Resources

  2011 in comparison to 2010

On December 31, 2011, our working capital reflected a superavit (excess of current assets over current liabilities) of R$864 million.  The main cause of this superavit was the refinancing of our current debt in 2010 and the higher level of cash and cash equivalents in 2011, in view of new borrowings with long term maturity.

The following table summarizes our contractual obligations in IFRS as of December 31, 2011.  The table does not include accounts payable reported on our balance sheet.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2011:
Debt obligations(1)	13,359	1,428	3,469	3,671	4,719
Purchase obligations:
Electricity purchase agreements(2)	127,107	8,205	15,283	15,200	88,418
Generation projects	3,426	819	698	287	1,622
Supplies	1,686	1,243	387	57	-
Pension funding(3)	633	41	83	83	426

Total	146,211	11,735	19,920	19,298	95,258

(1)           Not including interest payments on debt or payments under swap agreements. This is the contractual amount and is presented net of Fair Value adjustments and borrowing costs

(2)           Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2011 price.

(3)           Amounts due under a contract with the pension plan administrator (see note 19 to our consolidated financial statements).

Our capital requirements are primarily for the following purposes:

•              Capital expenditures to continue improving and expanding our distribution system and to complete our generation projects;

•              Repayment or refinancing maturing debt.  At December 31, 2011 we had outstanding debt maturing during the following 12 months aggregating R$1,428 million (excluding derivatives and interest);

•              Payment of dividends. The total of the dividends paid in the years of 2011 and 2010 was of R$1,230 million and R$1,424 million, respectively;

•              Funding for acquisitions. We paid R$863 million in 2011 for the acquisition of subsidiaries (Jantus and Santa Luzia).

  2010 in comparison with 2009

On December 31, 2010 our working capital reflected a deficit (excess of current liabilities over current assets) of R$530 million. The main cause of this deficit was the maturity of R$1,510 million of debentures in the year of 2011. This deficit was eliminated by the borrowings made by the Company and its controlled companies during the year. On December 31, 2009, our working capital reflected a superavit (excess of current assets over current liabilities) of R$226 million.

The following table summarizes our contractual obligations on December 31, 2010. The table does not include accounts payable reported in our balance sheet.

	Payments due by period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(in millions of reais)
Contractual obligations as of December 31, 2010:
Debt obligations(1)	9,224	2,089	3,147	2,349	1,639
Purchase obligations:
Electricity purchase agreements(2)	104,285	7,154	14,772	13,771	68,588
Generation projects	1,180	494	264	59	363
Supplies	682	438	108	131	5
Pension funding(3)	631	39	77	77	438

Total	116,002	10,214	18,368	16,387	71,033

(1)           Not including interest payments on debt or payments under swap agreements. This is the contractual amount and is presented net of Fair Value adjustments and borrowing costs.

(2)           Amounts payable under long‑term energy purchase agreements, which are subject to changing prices and provide for renegotiation under certain circumstances.  The table represents the amounts payable for the contracted volumes applying the year-end 2010 price.

(3)           Amounts due under a contract with the pension plan administrator (see note 20 to our consolidated financial statements).

Our capital requirements are primarily for the following purposes:

•               Capital expenditures to continue improving and expanding our distribution system and to complete our generation projects;

•               Repayment or refinancing maturing debt.  At December 31, 2010, we had an outstanding debt maturing during the following 12 months aggregating R$ 2,251 million (including derivatives and interest);

•               Payment of dividends. The total dividends paid in the years of 2010, 2009 and 2008 was of: R$1,424 million, R$ 1,173 million, R$ 1,315 million, respectively;

•               Funding for acquisitions.

d) sources used for financing working capital and investments in non-current assets

The main sources of resources are come from our operating cash income and financing.

2011:

Cash Flow

Net cash provided by operating activities was of R$ 2,495 million in 2011, compared to R$2,029 million in 2010. The increase mainly reflected an increase in the adjustment to reconcile income to cash, mainly related to interest and monetary restatement, which was partially offset by an increase in judicial deposits.

Net cash used for investment was R$ 2,488 million in 2011, as compared to R$ 1,802 million in 2010. This increase of R$ 686 million mainly reflects a capital increase for the acquisition of Jantus, which was partially offset by cash provided for the  ERSA subsidiaries.

Net cash generated by financing activities was R$1,136 million in 2011 compared to net cash of R$152 million disbursed in 2010.  This increase is mainly due to refinancing of our debt and issuance of debentures, especially by our subsidiary CPFL Brasil to finance the acquisition of Jantus (through our subsidiary CPFL Energias Renováveis).

In 2011, there were several borrowings by our subsidiaries with emphasis on our controlled companies CPFL Paulista, CPFL Piratininga, CPFL Geração, CPFL Sul Paulista, CPFL Leste Paulista, CPFL Mococa and CPFL Jaguari, which obtained the approval for a working capital financing in foreign currency with a release, in 2011, totaling R$1,418,155 thousand (R$1,338,306 thousand net of issue expenses) to cover working capital. The interests will be paid semiannually and the principal will be paid by September 2016. Another highlight was the issuance of debentures by CPFL Brasil in the amount of R$1,320 million.

2010

Cash Flow

Net cash provided by operating activities was R$2,029 million in 2010, as compared to R$2,439 million in 2009. The decrease mainly reflected (i) the increase in tariff adjustments in 2009, which included positive regulatory adjustments that offset net losses incurred in 2008 and (ii) the effects of these tariff adjustments in current taxes. Because we recovered our losses in 2009, those effects were not considered in the 2010 tariff adjustment.

Net cash used for investment was R$1,802 million in 2010, as compared to R$1,239 million in 2009. This R$563 million increase mainly reflects: (i) enlargement of the distribution concession infrastructure in the amount of R$487 million for expansion, improvement and maintenance of our networks and (ii) acquisition of fixed assets for the construction and maintenance of generation plants in the amount of R$86 million.

Net cash used for financing activities was R$152 million in 2010 and R$472 million in 2009. This decrease is mainly due to refinancing of our debt to long-term liabilities.

In 2010, we entered into loan agreements and issued debentures in the amount of R$2,571 million, used mainly for the investment in the continuity of the construction of new generation Power plants, expansion and improvement of our distribution activities and in the extension of the term of our debts. Part of the cash generated by our operating activities and the new resources were used to paid, in the year of 2010, debts in the amount of R$1,280 million and dividends of R$1,424 million.

Indebtedness

2011

The increase in our indebtedness in 2011 (in the amount of R$ 4,189 million, representing an increase of 44.5% in comparison to 2010) was a result of:

- Issuance of debentures in a total amount of R$1,320 million by our subsidiary CPFL Brasil to finance the acquisition of Jantus through our subsidiary CPFL Energias Renováveis;

- Upon the association with CPFL Renováveis, and acquisition of Santa Luzia and Jantus, we began to consolidate these companies, increasing our indebtedness by R$492 million (CPFL Renováveis), R$136 million (Santa Luzia) and R$152 million in loans and R$517 million in debentures (acquisition of Jantus);

- Borrowings in the amount of R$ 1,162 million in U.S. dollar-denominated debt (net of prepaid settlements of yen-denominated debts) and additional financings in the amount of R$349 million for the expansion and improvement in our distribution subsidiaries and for working capital, through Banco do Brasil.

In June 2011, management approved the issuance of debentures by some of our subsidiaries in the amount of R$2,099 million. Of this amount, R$ 484 million were issued by CPFL Paulista, R$ 680 million by CPFL Geração, R$ 160 million by CPFL Piratininga, R$ 70 million by RGE, R$ 65 million by CPFL Santa Cruz and R$ 130 million by EPASA. This amount will be used for working capital, investments and payment of maturing debts.

These financings will have the purpose of (i) funding capital expenditures of our distribution subsidiaries, (ii) raising capital for investments in our new renewable generation sources segment, and (iii) raising capital for operations of EPASA’s thermoelectric power plants.

2010

The increase in our indebtedness in 2010 (in the amount of R$ 1,511 million, representing an increase of 19.6% in comparison to 2009) was a result of:

- financings for our generation subsidiaries under construction (Foz do Chapecó, EPASA, CPFL Bioenergia) and for CPFL Geração (to finance the construction of the Santa Clara and Campo dos Ventos wind farms);

- financings for expansion and improvements in our distribution subsidiaries through FINEM / FINAME of BNDES as well as fund raisings through rural instruments from Banco do Brasil;

- issuance of debentures in the total amount of R$ 1,062 million, used for refinancing and to extend the maturity of our indebtedness and ownership interest in investments.

2009

During the year of 2009, the increase of our indebtedness in comparison to the previous year was mainly a result of:

-    financings for our generation subsidiaries under construction (Foz do Chapecó, EPASA, CPFL Bioenergia) and for CPFL Geração (to finance the construction of the Santa Clara and Campo dos Ventos wind farms);

- financings for expansion and improvements in our distribution subsidiaries; and

- issuance of debentures for the refinancing and to extend the maturity o four indebtedness.

e) sources of financing for working capital and investments in non-current assets to cover liquidity shortfalls

During the years of 2012 and 2013, we expect to raised funds mainly to refinance debts and to make Schedule investments in the distribution companies of the CPFL Group, as well as in new energy generation projects.

The main sources of financing for the investments in 2012 will be loans from BNDES modalities FINEM / FINAME to our distribution segment subsidiaries and borrowings with financial institutions to finance working capital and debenture issuances.

f)  indebtedness levels and characteristics of such debts, also describing:

i.   loan agreements and relevant financings;

ii.  other long-term relations with financial institutions;

iii.  subordination of debts;

iv. any restrictions imposed to the issuer, in particular in relation to debt limits and contracting of new debts, distribution of dividends, disposal of assets, issuance of new securities and the sale of corporate control.

Terms of Outstanding Debt

2011

Total debt outstanding at December 31, 2011 (including accrued interest and derivative transactions) was R$13,608 million.  Of the total amount, approximately R$1,751 million, or 12.9%, was denominated in U.S. dollar.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  R$1,653 million of our total outstanding debt is due in 12 months.

2010

Total debt outstanding at December 31, 2010 (excluding accrued interest and derivative transactions) was R$9,219 million. Of the total amount, approximately R$461 million, or 5.0%, was denominated in U.S. dollars and Japanese yen. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. R$2,089 million of our total outstanding debt was due in 12 months.

Main Loan Agreements in 2011:

•    BNDES.  At December 31, 2011, we had R$4,803 million (net of charges) outstanding under a number of facilities provided through BNDES.  These loans are denominated in reais.  The most significant part of these loans relates to (a) loans to our generation projects, especially Foz do Chapecó, BAESA, CERAN, ENERCAN and CPFL Energias Renováveis (R$3,452 million), and (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM/FINAME loan facility (R$1,190 million).  We also had financings relating to working capital in the amount of R$149 million.

•    Debentures. At December 31, 2011, we had indebtedness of R$5,163 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA, ENERCAN and RGE.  The terms of these debentures are summarized in note 18 to our financial statements.

•    Working capital. At December 31, 2011, we had R$857 million outstanding under a number of loan agreements indexed to the CDI relating to working capital for our distribution companies.

•    Other real-denominated debt. As of December 31, 2011, we had R$1,034 million outstanding under a number of other real-denominated facilities (R$174 million through our distribution companies and R$860 million through our generation companies).  The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates.

•    U.S. dollar-denominated debt. CPFL Paulista entered into bilateral loans denominated in U.S. dollars.  As of December 31, 2011, the total outstanding principal amounts for these loans were R$46 million.

•    Other U.S. dollar-denominated debt. At December 31, 2011, we had R$1,704 million outstanding under other loans denominated in U.S. dollars.  We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  In addition, we have U.S. dollar- denominated long term receivables, which amounted to R$24 million at December 31, 2011, which also mitigate our exposure to exchange rates.  For more details on our loans, debentures and derivatives, please see notes 17, 18 and 34 to our financial statements.

We remind that in view of the association with CPFL Renováveis, and the acquisition of Jantus and Santa Luzia, the company started to consolidate R$1,295 million of assumption of debts (already mentioned above).

Main Loan Agreements in 2010:

•    BNDES. At December 31, 2010, we had R$3,578 million (net of charges) outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. most significant part of these loans relates to (a) loans to our generation projects, especially Foz do Chapecó, CERAN and ENERCAN (R$2,190 million) and (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM/FINAME loan facility (R$1,061 million). We also had financings relating to working capital in the amount of R$212 million.

•    Debentures. At December 31, 2010, we had indebtedness (net of charges) of R$3,722 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA, Enercan and RGE. The terms of these debentures are summarized in note 19 to our financial statements.

•    Rural Credit. At December 31, 2010, we had R$ 487 million (net of charges) outstanding under rural credits by our controlled companies CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa, indexed at 98.5% of the CDI.

•    Novation of Debt: In the year of 2010, we novated debts previously indexed in foreign currency to CDI indexation, the outstanding amount in this financing, at December 31, 2010, was of R$ 718 million (R$ 615 million of CPFL Geração and R$ 103 million of CPFL Paulista).

•    Working Capital: At December 31, 2010, we had R$ 156 million (net of charges) in loans for financing of working capital indexed at CDI in the companies CPFL Geração and CPFL Santa Cruz.

•    Other real-denominated debt. At December 31, 2010, we had R$96 million (net of charges) outstanding under a number of real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M and bear interest at various rates.

•    Yen-denominated Debt. CPFL Paulista entered into, in previous years, bilateral loans denominated in Yen and converted to reais through swap agreements based on CDI. At December 31, 2010, the total outstanding principal amounts for these loans were R$ 416 million (net of charges).

•    Other Foreign-Denominated Debt. At December 31, 2010 we had R$45 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations.  In addition, we have U.S. dollar- denominated long term receivables, which amounted to R$ 21 million at December 31, 2010, which also mitigate our exposure to exchange rates. For more details on our loans, debentures and derivatives, please see notes 18, 19 and 35 to our financial statements.

Main Loan Agreements in 2009:

On December 31, 2009, the indebtedness (including accrued interest and derivative transactions) was of R$7,708 million. Of the total amount, approximately R$1,134 million, or 14.7% was denominated in U.S. dollars and Japanese yen. We have entered into swap agreements in order to reduce our exposure to exchange to exchange rates that arises from these obligations. Additionally, the amount of R$1,228 million of our total outstanding debt was due in 12 months.

Main Loan Agreements in 2009:

•    BNDES. At December 31, 2009, we had R$2,866 million (net of charges) outstanding under a number of facilities provided through BNDES. These loans are denominated in reais. The most significant part of these loans relate to (a) loans to our generation projects, especially Foz do Chapecó, CERAN and ENERCAN (R$1,987 million), and (b) financing of investment programs of our subsidiaries, primarily CPFL Paulista, CPFL Piratininga and RGE, through lines of credit under the BNDES – FINEM loan facility (R$852 million);

•    Debentures. At December 31, 2009, we had indebtedness of R$3,250 million outstanding under several series of debentures issued by CPFL Energia, CPFL Paulista, CPFL Piratininga, EPASA, CPFL Geração, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Brasil, BAESA and RGE. The terms of these debentures are summarized in Note 19 to our financial statements;

•    Other real-denominated debt. At December 31, 2009, we had R$458 million outstanding under a number of other real-denominated facilities secured by the revenues of the borrower. The majority of these loans are restated based on CDI or IGP-M, and bear interest at various rates;

•    Yen-denominated debt. CPFL Paulista and CPFL Geração entered into bilateral loans denominated in yen and converted to reais through swap agreements based on CDI. At December 31, 2009, the total outstanding principal amounts for these loans were R$475 million for CPFL Paulista and R$553 million for CPFL Geração;

•    IDB Loan. In January 2005, ENERCAN signed a loan agreement with the Inter-American Development Bank (IDB) for US$75 million to finance the Campos Novos hydroelectric power plant. At December 31, 2009, our pro-rata share of this loan was US$32 million (equivalent at the time to R$55 million). The loan bears interest at a rate of LIBOR plus 3.5% per annum. The repayment terms are spread over 49 quarterly installments, with an initial grace period that ended in June 2007;

•       Other foreign-denominated debt. At December 31, 2009, we had R$50 million outstanding under other loans denominated in U.S. dollars. We have entered into swap agreements in order to reduce our exposure to exchange rates that arises from these obligations. In addition, we have U.S. dollar- denominated long-term receivables, which amounted to R$28 million at December 31, 2009, which also mitigate our exposure to exchange rates. For more details on these loans, debentures and derivatives, refer to notes 18, 19 and 35 of our financial statements.

Restrictive Covenants

The Company and its controlled companies are subject to financial and operating covenants under our financial instruments and those of our subsidiaries. These covenants include the following:

•    limitations on the ability to sell or pledge assets or to make investments in third parties.

•    Under the BNDES credit facilities:

    CERAN, ENERCAN, BAESA, Foz do Chapecó, CPFL Paulista, CPFL Piratininga, RGE, CPFL Santa Cruz, CPFL Mococa, CPFL Jaguari, CPFL Leste Paulista and CPFL Sul Paulista must first pay the amounts under the loans before paying dividends in an amount higher than the mandatory dividends under Brazilian law. The concessions of our generation and distribution subsidiaries prohibit them from making loans or advancements to the Company, its subsidiaries and affiliates without the prior consent of ANEEL. In addition, there are provisions for the maintenance of financial index at pre-established financial parameters, as follows:
    CPFL Paulista
      Net debt divided by EBITDA – maximum 3.0;
      Net debt divided by the sum of net debt and equity – maximum 0.90.
    CPFL Piratininga
      Net debt divided by EBITDA – maximum 2.5;
      Net debt divided by the sum of net debt and equity – maximum 0.80.
    RGE
      Net debt divided by EBITDA – maximum 2.5;
      Net debt divided by the sum of net debt and equity – maximum 0.5.

o  CPFL Geração

The loans contracted with BNDES by the controlled company CERAN and jointly by the controlled companies ENERCAN, BAESA and Foz do Chapecó, set forth restrictions to the payment of dividends to the controlled company CPFL Geração in amount greater than the mandatory minimum of 25%, without prior approval of BNDES.

Additionally, the loan contracted by EPASA with BNDES - FINEM – contains a restrictive covenant regarding the index of coverage of debt service by 1.1 times. In case of breach, it is prohibited the distribution of dividends above the mandatory minimum until the index is reestablished.

o  CPFL Renováveis

The loan contracted with BNDES - FINEM I, has the following main restrictive covenants:

•           Coverage ratio of debt in 1.2 times, during the period of amortization;

•           Self Capitalization index greater or equal to 25% during the period of amortization.

•  Banco do Brasil – Working Capital

o        Net debt divided by EBITDA – maximum 3.0.

•  Borrowings in foreign currency - Bank of América, BNP Paribás, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC and Sumitomo

The borrowings in foreign currency contracted with Bank of América, BNP Paribás, J.P Morgan, Societe Generale, Citibank, Morgan Stanley, HSBC and Sumitomo are subject to several restrictive covenants, contemplating clauses that require our controlled companies which contracted such loans to maintain certain financial index in pre-established parameters. The index required are: (i) indebtedness to EBITDA ratio equal to or lower than 3.75; and (ii) EBITDA to financial income (expense) ratio equal to or higher than 2.25.

•    Under the terms of the debentures issued by the Company, it must maintain a net debt to EBITDA ration lower or equal to 3.75 and a EBITDA to financial income equal to or higher than 2.25.

•    Under the third issuance of debentures of CPFL Paulista, CPFL Paulista must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.0 and an EBITDA to financial income ratio of at least 2.25. Under the fifth issuance of debentures of CPFL Paulista, CPFL Paulista must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial income of at least 2.25;

•    Under fifth issuance of debentures of RGE, RGE must maintain a net indebtedness to EBITDA ratio equal to or lower than 3.75, and an EBITDA to financial expenses ratio of at least 2.25;

•    Under the third issuance of debentures of CPFL Piratininga, CPFL Piratininga must maintain a net indebtedness to EBITDA ratio of less than 3.0, and an EBITDA to financial income ratio of at least 2.25. Under the fifth issuance of debentures of CPFL Piratininga, CPFL Piratininga must maintain a net indebtedness to EBITDA ratio of less than 3.75, and an EBITDA to financial income ratio of at least 2.25.

•    Under the third issuance of debentures of CPFL Geração, CPFL Geração must maintain a net indebtedness to EBITDA ratio of less than 3.75, and an EBITDA to financial expenses of at least 2.0. Under the fourth issuance of debentures of CPFL Geração, CPFL Geração must maintain a net indebtedness to EBITDA ratio of less than 3.75, and an EBITDA to financial income (expense) of at least 2.25.

•    Under the second issuance of debentures of CPFL Brasil, CPFL Brasil must maintain a net indebtedness to EBITDA ratio of less than 3.75, and an EBITDA to financial income of at least 2.25.

•    Under the first issuance of debentures of CPFL Santa Cruz, CPFL Santa Cruz must maintain a net indebtedness to EBITDA ratio of less than 3.75, and an EBITDA to financial income of at least 2.25.

•    Under the debentures of issued by the controlled company BAESA, BAESA must maintain a total indebtedness ratio of less than 75% of its assets;

Currently, the Company and its subsidiaries are in compliance with the financial and operating covenants. The breach of any of these covenants would give our lenders the right to accelerate the repayment of the debts.

In addition, a number of the financing instruments of our subsidiaries are subject to acceleration if, as a result of changes in our structure or in the structure of our subsidiaries, our current shareholders cease to own a majority of CPFL Energia’s voting equity or control over management.

For more information on our financial covenants, see notes 17 and 18 to our financial statements.

Additionally, there is no subordination between the debts of CPFL Energia.

g) limits of use of funds already contracted

These information were already described in item 10.1.f.

h)  significant changes in each item of the financial statements

The most significant changes were described in each of the items in this document, depending on the nature of the change.

10.2. Management discussion and Analysis on:

a) operational results of the issuer, in particular:

i. description of any important components of the revenue

ii. factors which materially affected the operational results

As a result of our association with ERSA and the acquisition of Jantus’ shares, we have created a separate operating segment to segregate our activities relating to renewable energy sources. Therefore, since August 1, 2011, we have been operating with four different reportable segments: distribution, conventional generation sources, renewable generation sources and commercialization.  See note 31 to our audited consolidated financial statements. The discussion below is presented based on the division in 3 segments, as there are no comparative information for the year 2010 related to the renewable generation sources segment.

Our generation and commercialization and services segments currently represent a small percentage of our net revenues: 5.5% and 7.9% in 2011, 4.5%, and 8.4% in 2010, and 4.0% and 10.0% in 2009, respectively. However, the contribution of our generation and commercialization and services segments to our net income was higher (23.3% and 10.1% in 2011, respectively).

The profitability of our segments differs.  Our distribution segment reflects primarily sales to captive consumers and the collection of charges for the use of the distribution system (TUSD) from free consumers, at prices determined by the regulatory authority and the volume sold varies mainly in view of external factors such as weather, income level and economic growth of the country. This segment represents 86.6% of our net operating revenue, but its contribution to our net income is smaller (in 2011, 70.2%).  Our segment “Others” consumed 3.6% of the profit for the year of 2011.

Our conventional generation sources segment consists in substantial part of new hydroelectric plants, and our renewable generation sources segment consists of wind farms, biomass thermoelectric projects and small hydroelectric power plants. All of our generation sources require a high level of investment in fixed assets, and in the early years there is typically a high level of construction financing.  Since these projects became operational, they have resulted in higher margin (operating income as a percentage of revenue) than the distribution segment, but have also contributed to higher interest expenses and other financing costs.  For example, in 2011,  our generation segment provided 29.4% of our operating profit, but due to the relative significance of the financial expenses, the segment’s contribution to net income was lower. In 2011, 23.3% of our net income was derived from our generation activities.

We have been reporting our renewable generation sources segment according to IFRS rules since August 1, 2011, as a result of our association with ERSA and Jantus. For this reason, we have no individual comparative information for 2010, and discussion of results and operations relating to our renewable generation sources segment have been associated with discussion of results and operations of our conventional generation sources segment. As of December 31, 2011, 30.3% of the property, plant and equipment in the renewable generation sources segment was under construction.

Our commercialization and value-added services segment sells electricity and provides value-added services to Free Consumers and other concessionaries or licensees.  In 2011, 10.1% of our net income was derived from our commercialization segment.

Our segments also purchase and sell electricity and value-added services to and from one another.  In particular, our generation and commercialization segments sell electricity and provide services to our distribution segment.  In order to avoid duplication of revenue and expense amounts, the results by segment in our consolidated financial statements eliminate revenues and expenses that relate to sales from one subsidiary to another.  However, the analysis of results by segment would be inaccurate if the same eliminations were carried out with respect to sales between segments.  As a result, sales from one segment to another have not been eliminated in the discussion of results by segment.

Corporate services and other activities not related to previous segments are grouped into “Others”. Included in the presentation of the operating segments are items directly attributable to them, as well as any necessary allocations, including intangible assets and depreciations.

Results of Operations—2011 compared to 2010

In 2011, our performance progressed significantly, reflecting the current growth cycle in Brazil; the growth potential of the Brazilian internal market, which is reflected in the increase in the consumption of energy in our distribution concession areas; the results of our strategy of expanding and diversifying our business.

Net Operating Revenues

Our net operating revenues were R$12,764 million in 2011, a 6.2% increase compared to 2010.  Excluding revenues relating to the construction of concession infrastructure (which does not affect the result due to corresponding costs in the same amount), net operating revenues would be R$11,634 million, a 6.0%, or R$654 million, increase.  The increase in our net operating revenues primarily reflected higher revenues deriving from our distribution companies, which had increased sales to captive consumers and the revenue from TUSD from free consumers.

The following discussion describes changes in our net operating revenues by destination and by segment, based on the items comprising our gross revenues.

SALES BY DESTINATION

 - Sales to final consumers

Our gross operating revenues from sales to Final Consumers were R$14,907 million in 2011, a 7.0% increase compared to 2010. Tariffs are adjusted each year, and the percentages specific to each category of consumer. The month in which the tariff adjustment takes effect varies, with the readjustment in the largest subsidiaries taking effect in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga). Average prices to Final Consumers in 2011 were higher in all consumer categories:

•      Industrial and Commercial Consumers.  For industrial and commercial consumers that are captive consumers (which represent 81.2% of the total volume sold to these categories), average prices increased by 4.8% and 4.3%, respectively, due to annual tariff adjustments.  For those that are Free Consumers, average prices increased by 18.2% and 16.7%, respectively.

•    Residential Consumers.  Average prices increased by 5.2% mainly due to tariff adjustments.

The increase in sales in 2011 reflected the economic recovery for residential and commercial consumers, presenting a more modest growth in the economic activity by the industry, reflected in an increase of 1.6% of the industrial GDP (below the overall growth of 2.7%). Volumes sold to residential and commercial consumers increased 4.9% and 5.9%, respectively.  Volumes sold to industrial consumers decreased 4.5%, reflecting a decrease of 7.5% in sales to captive Final Consumers, which was partially offset by a 8.7% increase in sales in the free market.  Industrial customers in our distribution concession areas who purchase from other suppliers in the free market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues.”.

Sales to wholesalers

Our gross operating revenues from sales to wholesalers were R$1,298 million in 2011 (6.9% of our gross operating revenues), an increase of 8.5% compared to 2010.  The increase was due to a 11.0% increase in the volume sold, partially offset by a 2.2% decrease in average prices.

Other operating revenues

Our other gross operating revenues were R$1,572 million in 2011 (12.3% of our net operating revenues), compared to R$1,387 million in 2010.  The increase was mainly due to the increase of TUSD collections from Free Consumers.

Deductions from operating revenues

We deduct certain taxes and regulatory charges from our gross operating revenues to calculate our net revenues.  One of these taxes is the value-added tax, or ICMS, levied by Brazilian states, and PIS/COFINS taxes levied by the Brazilian federal government.  These deductions amounted to 32.3% of our gross operating revenues in 2011 and 31.5% in 2010.  Most of these taxes and charges are based on the amount of gross operating revenues, while others vary depending on regulatory effects reflected in our tariffs.  See note 27 to our financial statements.

SALES BY SEGMENT

Distribution

Net operating revenues from our distribution segment in 2011 amounted to R$11,066 million, an increase of 5.5% compared to R$10,485 million in 2010.  Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,936 million, a 5.2%, or R$495 million, increase.  This increase was mainly due to (i) tariff adjustments, which resulted in an average increase of 6.4% of billed revenues and 3.1% increase in the volume sold (R$858 million); (ii) a 17.6% increase, or R$200 million, in TUSD collections from Free Consumers; which was partially offset by (i) an increase of R$295 million in taxes on gross operating revenues, and (ii) an increase of R$197 million in the CCC and CDE contributions.

Generation

Net operating revenues from our generation segment in 2011 amounted to R$1,621 million, an increase of 36.3% (R$432 million) compared to R$1,189 million in 2010. This increase was mainly due to the commencement of commercial operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively, and the beginning of the consolidation of CPFL Renováveis in August 2011.

Commercialization and services

Net operating revenues from our commercialization segment in 2011 amounted to R$1,706 million, a decrease of 4.1% compared to R$1,779 million in 2010.  The decrease was mainly due to the 13.3% decrease in the volume sold, which was partially offset by the 11.9% increase in average prices.

OPERATIONAL COSTS AND EXPENSES BY NATURE

Operational costs and operational expenses

Energy Purchased for Resale

Our costs to purchase electricity were R$4,907 million in 2011 (50.5% of our total operating costs and operating expenses).  The cost was 2.8% (R$143 million) lower than in 2010, primarily due to a 2.9% decrease in the volume of electricity we purchased once Foz do Chapecó and  commenced operations in October 2010 and December 2010, respectively.

The average cost for electricity purchased from Itaipu by our distribution companies was 3.6% (R$37 million) lower than in 2010, due to the stability of the volume purchased and the reduction of price. The average price of the electricity purchased from Itaipu, which represented 21.3% of the total volume we purchased in 2011, was on average 3.8% lower in 2011 than in 2010, due to a decrease of 5.0% in the average US dollar exchange rate in 2011.

Costs to purchase electricity from other generation facilities were 2.6% (R$119 million) lower in 2011 as compared to 2010 due to a 1.1% increase in the average prices, which was offset by a 3.7% decrease in the volume of electricity sold at these facilities.

Electricity network usage charges.

Our costs for electricity network usage charges were R$1,314 million in 2011.  This was 12.1% (R$141 million) higher than in 2010 mainly due to an increase of R$120 million in the basic network usage charges, resulting from the commencement of operations of Foz do Chapecó and EPASA in October 2010 and December 2010, respectively.

Other costs and operating expenses

Our other costs and operating expenses comprise our operating cost, services rendered to third parties, sales expenses, general and administrative expenses and other operating expenses, excluding costs related to construction of concession infrastructure.

Our other costs and operating expenses were R$2,363 million in 2011, a 17.1% (R$344 million) increase from 2010. This was mainly due to the following non-recurring relevant events: (i) implementation of our early retirement program in 2011, in the aggregate amount of R$51 million, envisioning future potential gains; (ii) reversion of the PIS/COFINS provision on sectorial charges of CPFL Paulista in the amount of R$40 million; (iii) commencement of operation of Foz do Chapecó, Epasa and of the consolidation of CPFL Renováveis in October 2010, December 2010 and August 2011, respectively (R$88 million); (iv) negative effect in the item “loss/gain in sale of assets” of CPFL Piratininga in 2011, resulting from a non-operational revenue obtained in 2010 with the sale of a real state in Santos (R$ 11 million); and (v) increase in the provision for contingencies of ISS of the controlled company Enercan (R$ 10 million). Eliminating these non-recurring events, the increase in our operating costs and expenses would be of R$144 million, or 7.2% which mainly reflects inflationary readjustments.

Income from Electric Energy Service

Income from electric energy service was R$3,051 million in 2011.  This was 11.4% (R$311 million) higher than in 2010 due to a 6.2% (R$ 740 million) increase in our net revenues, offset  by an increase of 4.6% (R$429 million) in operating expenses and electric energy service costs.

OPERATIONAL AND COSTS EXPENSES BY SEGMENT

Distribution

Operating income from our distribution segment in 2011 amounted to R$1,922 million, an increase of 3.7% compared with 2010.  Our operating income from the segment reflected the 5.5% increase in our net revenue, which was partially offset by:

  Electricity costs:  Our electricity costs were R$6,290 million, a 4.4% increase compared to 2010.  This reflects an increase of 2.1% in the volume of electricity purchased by us in 2011 compared to 2010 and an increase of 2.3% in the average prices due to energy prices adjustments.  However, this increase does not significantly affect our operating income since it is included in the 2011 tariffs.
  Other costs and operating expenses.  Our other costs and operating expenses (other than costs for the construction of distribution infrastructure) for the distribution segment amounted to R$973 million, an increase of 20.0% compared to 2010.  This increase was primarily due to (i) salary increases resulting from collective bargaining agreements negotiated in 2010 and 2011 and implementation of our early retirement program in 2011, envisioning future potential gains, (ii) increase in costs with third-party service providers, and (iii) increase in reserves for contingencies relating to legal procedures.

Generation

Operating income from our generation segment in 2011 amounted to R$895 million, an increase of 45.3% compared to 2010.  The main reason for the increase in operating income from the segment was the commencement of operations of Foz do Chapecó hydroelectric power plant in October 2010 and Termonordeste and Termoparaíba thermoelectric power plants in December 2010 and January 2011, respectively.  The commencement of operations of these plants increased mainly the expenses with depreciation and amortization, which added with the impact of the consolidation of CPFL Renováveis resulted in R$109 million.

Commercialization and Services

Operating income from our commercialization and services segment in 2011 amounted to R$264 million, a decrease of 12.9% (R$39 million) compared to 2010. This decrease was mainly due to the 4.1% decrease, or R$74 million, in net revenues, and the increase of R$29 million in other operating costs, mainly resulting from the expansion of the services rendering business. The decrease in net revenues and the increase in other operating costs was partially offset by a 4.7% (R$63 million) decrease in electricity costs (13.2% decrease in the volume of electricity purchased by us, partially offset by the 9.8% increase in the average price of electricity).

NET INCOME BY NATURE

Net Financial Expense

Our net financial expense was R$689 million in 2011, compared to R$354 million in 2010.  The R$335 million increase is mainly due to (i) an increase in our level of indebtedness and higher financial indexes, and (ii) a decrease of capitalized borrowing costs due to the commencement of operations of CPFL Bionergia (in August 2010), Foz do Chapecó hydroelectric power plant (in October 2010) and Termonordeste and Termoparaíba thermoelectric power plants (in December 2010 and January 2011, respectively), through EPASA; and (iii) consolidation of CPFL Renováveis. These effects were partially offset by a R$200 million increase in our income from financial investments revenues due to higher cash and cash equivalents average balances.

At December 31, 2011, we had R$11,857 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$1,751 million of debt denominated in U.S. dollars.  In order to reduce the risk of exchange losses with respect to these U.S. dollars-denominated debts, we entered into long term currency swaps for a significant portion of this debt.  The average CDI index variation rate posted an increase of 11.6% in 2011 when compared to 9.8% in 2010, and the TJLP remained stable in 6.0% in 2010 and 2011.

Income and Social Contribution Taxes

We recorded a net charge of R$780 million for income and social contribution taxes in 2011, compared to R$825 million in 2010.  Our effective tax rate of 33.0% on pretax income in 2011 was approximately equal to the combined statutory rate of 34.0%.

Net Income

Due to the factors mentioned above, our net income was R$1,582 million in 2011, a slight increase of 1.4%, or R$22 million, compared to 2010.

NET INCOME BY SEGMENT

In 2011, 70.2% of our net income was derived from our distribution segment, 23.3% from our generation segment and 10.1% from our commercialization and services segment.  Our other non reportable segments represented a net loss of 3.6%.

Distribution

Net income from our distribution segment in 2011 amounted to R$1,111 million, a decrease of 5.0%, or R$ 58 million, compared with 2010.  The decrease in this segment reflected mainly the R$161 million increase in net financial expenses due to higher indebtedness, which was partially offset by a decrease in income taxes.

Generation

Net income from our generation segment in 2011 amounted to R$368 million, a 43.1% increase compared with 2010.  This increase was mainly due to the 36.3% increase in net revenues, which was partially offset by a R$147 million increase in net financial expenses due to new financings. The increase in the profit reflects the effects of the commencement of operation of the new power plants.

Commercialization and Services

Net income from our commercialization and services segment in 2011 amounted to R$160 million, a decrease of 22.5%, or R$46 million.  The decrease in this segment reflected the (i) R$39 million decrease in operating income, (ii) R$29 million increase in net financial expenses due to higher indebtedness, which was partially offset by lower income taxes (R$20 million).

Results of Operations—2010 compared to 2009

The net operating income increased 5.9% (R$ 666 million), reaching R$ 12,024 million. Excluding revenues relating to the construction of concession infrastructure (which does not affect the result due to corresponding costs in the same amount), net operating revenues would be R$ 10,980 million, an increase of 2.2% (R$ 238 million).

The following discussion describes changes in our net operating revenues by destination and by segment.

REVENUES BY NATURE

Operating Revenues

Our net operating revenues were R$12,024 million in 2010, a 5.9% increase compared to 2009. This increase, when discounted the revenue from the construction of concession infrastructure (which does not affect the result), would be an increase of 2.2% (R$ 238 million). The increase in our net operating revenues primarily reflected higher revenues from our distribution companies attributable to an increase in sales to our captive clients and in revenues from TUSD paid by Free Consumers. The average increase of 3.6% in the volume sold to final consumers is the result mainly of the increase in temperature and the economy recovery in 2010.

Net operating revenues are calculated based on gross revenue minus the operational expenses, taxes and regulatory charges, which most important are ICMS, PIS and COFINS. These deductions amount to 31.5% of our gross operating revenues in 2010 and 31.1% in 2009. The majority of these charges is based on the value of the gross operating revenues, while other vary in accordance with the regulatory effects and are included in the tariffs of our distribution subsidiaries.

Sales to final consumers

Our gross operating revenues from sales to Final Consumers were R$13,929 million in 2010, a 3.2% increase compared to 2009.

Average prices in 2010 varied by consumer category.  While average prices increased among residential and rural consumers, they decreased among industrial, commercial, public administration and public services consumers Tariffs are adjusted each year, and the percentages specific to each category of consumer. The month in which the tariff adjustment takes effect varies, with the readjustment in the largest subsidiaries taking effect in April (CPFL Paulista), June (RGE) and October (CPFL Piratininga).

The increase in sales in 2010 reflected the economic recovery.  Volumes sold to residential and commercial consumers increased 5.2% and 5.5%, respectively.  Volumes sold to industrial consumers increased 3.0%, reflecting an increase of 0.5% in sales to captive Final Consumers and 10% in sales in the free market.  Industrial customers in our distribution concession areas who purchase from other suppliers in the free market also pay us a fee for the use of our network, and this revenue is reflected in our financial statements under “Other Operating Revenues.”

The small variation in the average price of electricity sold to final consumers has different tendencies for the consumer categories.

•       Industrial and commercial consumers. The average prices for these categories decreased in 1.4% and 1.7% respectively, regarding the captive consumers (which represent 82.1% of the volume sold to this category) and for the free consumers decreased 4.5% and 2.8%, respectively.

•       Residential consumers. This category had substantial increase in the average prices of the distribution companies in 1.0%, in view of the tariff adjustment in our 8 subsidiaries.

Sale to wholesalers

Our gross operating revenues from sales to wholesalers were R$1,196 million in 2010 (6.8% of our gross operating revenues), a decrease of 7.9% compared to 2009.  The decrease was due to the 1.5% decrease in the volume of electricity sold and the 6.6% decrease in average prices.

Other operating revenues

Our other operating revenues, discounting the effects of the revenue for the availability of the electricity network – captive consumer and the revenue for the construction of concession infrastructure, was of R$1,387 million in 2010 (11.5% of the net revenue), in comparison with the R$ 1,036 million in 2009. The 33.8% increase mainly reflects the favorable impact of TUSD revenues from our Free Consumers and tariff adjustments.

REVENUE BY SEGMENT

Distribution

Net operating revenues from our distribution segment in 2010 amounted to R$10,485 million, an increase of 7.2% compared to the R$ 9,779 million in 2009. Excluding revenues relating to the construction of concession infrastructure (which was totally offset by construction costs), net operating revenues would be R$9,441 million, a 3.0%, or R$278 million, increase.  This increase was mainly due to the 42% (R$ 335 million) increase in the TUSD revenues collected from free consumers and the 2.7% increase in sales in our captive market. The increase in the operational revenue was partial offset by the positive impact in the revenues of 2009, due to the inclusion of financial components to the tariff, such as the pass-through of costs associated with the activation of thermoelectric power plants and the increase in the exchange rate occurred in 2008 and the collection of the extraordinary readjustment used to compensate for the losses in the rationing in 2001 (which ended in 2009).

Generation

Net operating revenues from our generation segment in 2010 amounted to R$1,189 million, an increase of 11.6% compared to R$1,065 million in 2009.  This increase was mainly due to the fact that the power plants Baldin, Foz do Chapecó entered into operation and the beginning of the commercialization of the sale of energy of EPASA.

Commercialization

Net operating revenues from our commercialization segment in 2010 was of R$1,779 million, a slight decrease of 0.3% compared to R$1,784 million in 2009.  The decrease was mainly due to a 3.5% decrease in volume sold, partially compensated by the increase in average prices of 3.3%.

OPERATIONAL COSTS AND EXPENSES BY NATURE

Operational Costs and Operational Expenses

Energy Purchased for Resale

Our costs to purchase electricity were R$5,050 million in 2010 (75.2% of our total operating costs and operating expenses, net of costs with infrastructure of distribution).  The cost was 1.4% higher than in 2009, primarily due to (i) a 2.0% increase in the average price for electricity offset by (ii) a reduction of 0.6% due to a decrease in the volume of electricity we purchased.

The average price for electricity purchased from Itaipu by our distribution companies, which represented 20.7% of the total volume we purchased in 2010, was on average 10.7% lower in 2010 than in 2009, because of a 1.6% decrease in the tariffs established by ANEEL and a 11.6% decrease in the average rate of the dollar in 2010 when compared to 2009.

The average prices of electricity sold from other generation facilities increased 4.8%.  The volume of electricity sold at these facilities remained constant.

Electricity network usage charges.

Our costs for electricity network usage charges were R$1,172 million in 2010 and R$1,035 million in 2009. This 13.3% increase compared to 2009, was due to the increase in the ESS (Encargos do Serviço do Sistema) and EER (Encargo de Energia de Reserva). This increase mainly refers to the apportionment of costs relating to reserve energy and to the commencement of operations of thermoelectric power plants in 2010.  These charges are reimbursed to our distribution companies through tariff adjustments when the actual charges are higher than forecasts used in setting tariffs.

A large proportion of these charges (97.0% in 2010) is attributable to our distribution segment.

Other costs and operating expenses

Our other costs and operating expenses (except for costs related to electricity related services and costs related to construction of concession infrastructure) was of R$ 2,018 million in 2010, an increase of 3.8% compared to 2009.

This was due primarily to:  (i) a 7.3%, or R$41 million, increase in personnel costs, mainly due to salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010, and (ii) a 20.2%, or R$78 million, increase in third party services costs due to adjustments in contractual prices, maintenance costs for our electricity network, telephone services, new personnel hirings and system consultancy and an increase in the number of third-party service providers.

These costs were partially offset by the R$81 million actuarial gain relating to pension plans in 2010.  Actuarial gains or losses result from actuarial reports prepared by specialized companies and vary mainly according to macroeconomic premises, particularly returns on assets.

Income from Electric Energy Service

Our income from electric energy service was R$2,739 million in 2010.  This was 1.6% lower than in 2009 due to the 6.9% increase in operating expenses and electric utility service costs, although partially offset by the 5.9% increase in our net revenue.

OPERATIONAL COSTS AND EXPENSES BY SEGMENT

Distribution

Operating income from our distribution segment in 2010 amounted to R$1,853 million, a slight decrease of 0.4% compared with 2009. The main factors for this decrease were:

•         Net Revenue: As mentioned above, in 2009 there was the inclusion of financial components to the tariff, such as the pass-through of costs associated with the activation of thermoelectric power plants and the increase in the exchange rate occurred in 2008, being, therefore, a non-recurring effect occurred in the net revenue of 2009 when comparing with the year of 2010;

  Other factors:
    (i) Electricity costs: Our electricity costs were R$6,023 million, a 4.6% increase compared to 2009, since, although the volume of energy acquired was reduced by 1.8% in 2010, the average price was increased by 6.5% in the same period, in view of readjustments to the prices of energy however, this increase does not significantly affect our operating income since it is substantially included in the 2010 tariffs.

    (ii) Other costs and operating expenses: in 2010, the operation expenses amounted to R$811 million, an increase of 3.1% when compared with the R$787 million in 2009. This increase was primarily due to the salary increases resulting from collective bargaining agreements negotiated in 2009 and 2010 and increase in costs with third-party service providers as mentioned above.

Generation

Operating income from our generation segment in 2010 amounted to R$616 million, a decrease of 5.1% compared to 2009.  The main reason for the decrease in operating income from the segment was the increase in costs relating to the purchase of electricity in the market to comply with contractual obligations assumed by EPASA and Chapecoense which suffered delays in the start of their operations.

Commercialization

The result of the service segment of commercialization was of R$303 million in 2010, an increase of 3.6% compared to 2009.  This increase was mainly due to the 3.4% decrease in electricity costs, resulting from a 3.8% decrease in the volume of electricity purchased by us.  This decrease was partially offset by the 0.5% increase in the average price of electricity.

NET INCOME BY NATURE

Net Financial Expense

Our net financial expense was R$354 million in 2010, compared to R$310 million in 2009. This increase is mainly due to the increase in the financial costs of our debts in view of the increase in the level of our indebtedness. Another factor which contributed to the increase of our financial expenses was the start of the operations of our controlled company Foz do Chapecó, which started accounting for the monetary restatement of the debt and charge for the use of public utilities as financial expenses.  The increase in revenues from financial investments resulted from the cash margins and equivalents in 2010 as compared with 2009.

At December 31, 2010, we had R$8,937 million in debt denominated in reais, which accrued both interest and monetary correction based on a variety of Brazilian indexes and money market rates.  We also had the equivalent of R$470 million of debt denominated in foreign currencies (U.S. dollars and Japanese yen).  In order to reduce the risk of exchange losses with respect to these foreign-denominated debts, we entered into long term currency swaps for a significant portion of this debt.  The rates of index variation posted a slight decrease in 2010 when compared to 2009, with the average CDI rate for the year at 9.8% in 2010 compared to 9.9% in 2009 and the TJLP decreasing by 6.0% in 2010 compared to 6.1% in 2009.

Income and Social Contribution Taxes

We recorded a net charge of R$825 million for income and social contribution taxes in 2010, compared to R$784 million in 2009.  Our effective tax rate of 34.6% on pretax income in 2010 was approximately equal to the combined statutory rate of 34.0%.

Net Income

Due to the factors mentioned above, our net income was R$1,560 million in 2010, a decrease of 7.6%, or R$129 million, compared to 2009.

NET INCOME BY SEGMENT

In 2010, 74.9% of our net income was derived from our distribution segment, 16.5% from our generation segment and 13.2% from our commercialization segment. Other non reportable segments represented a net loss of 4.6%.

Distribution

Net income from our distribution segment in 2010 amounted to R$1,169 million, a slight increase of 0.8% (R$ 10 million) in comparison with 2009, which  reflected mainly the R$20 million decrease in net financial expenses, which were partially offset by the R$8 million decrease in our operating income and the R$2 million increase in expenses for income tax and social contributions.

Generation

Net income from our generation segment in 2010 amounted to R$257 million, a decrease of 22.5% compared with 2009, which mainly reflected (i) a 5% decrease in our operating income due to an increase in purchases of electricity to comply with supply agreements entered into by our subsidiaries that had not yet started operations, (ii) an increase in our indebtedness due to new financings and the monetary restatement of the public utilities.

Commercialization

Net income from our commercialization segment was of R$207 million, a decrease of 1.5%, which reflected the compensation of the increase of 3.5% of operating income by our net financial expenses.

b) variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services;

Regulated Distribution Tariffs

Our results of operations are significantly affected by changes in regulated tariffs for electricity.  In particular, most of our revenues are derived from sales of electricity to captive Final Consumers at regulated tariffs.  In 2011, sales to captive consumers represented 69.9% of the volume of electricity we delivered and 75.5% of our operating revenues, compared to 71.0% and 76.1%, respectively, in 2010 and 70.1% and 78.6%, respectively in 2009. These proportions may decline if consumers migrate from captive to free status.

Our operating revenues and our margins depend substantially on the tariff-setting process, and our management focuses on maintaining a constructive relationship with ANEEL, the Brazilian government and other market participants so that the tariff-setting process fairly reflects our interests and those of our consumers and shareholders.

Annual Adjustment

Tariff increases apply differently to different consumer classes, having, in general, different increases in view of the reference market for each tariff readjustment or periodical readjustment. The following table sets forth the average percentage increase in our tariffs resulting from each annual adjustment from 2009. Rates of tariff increase should be evaluated in light of the Brazilian inflation rate.

	CPFL Paulista	CPFL Piratininga	RGE	CPFL Santa Cruz	CPFL Mococa	CPFL Leste Paulista	CPFL Sul Paulista	CPFL Jaguari
2009
Economic adjustment(1)	13.58%	2.81%	10.44%	10.69%	10.52%	10.58%	11.80%	11.01%
Regulatory adjustment(2)	7.64%	3.17%	8.51%	13.40%	0.66%	2.36%	-0.16%	0.35%
Total adjustment	21.22%	5.98%	18.95%	24.09%	11.18%	12.94%	11.64%	11.36%
2010(3)
Economic adjustment(1)	1.55%	8.59%	1.72%	1.90%	4.15%	-6.32%	4.30%	5.81%
Regulatory adjustment(2)	1.15%	1.52%	10.65%	8.19%	-0.17%	-6.89%	1.36%	-0.65%
Total adjustment	2.70%	10.11%	12.37%	10.09%	3.98%	-13.21%	5.66%	5.16%
2011
Economic adjustment(1)	6.11%	(4)	8.58%	8.01%	6.84%	6.42%	6.57%	5.22%
Regulatory adjustment(2)	1.27%	(4)	8.63%	15.60%	2.66%	1.34%	1.45%	0.25%
Total adjustment	7.38%	(4)	17.21%	23.61%	9.50%	7.76%	8.02%	5.47%
2012
Economic adjustment(1)	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)
Regulatory adjustment(2)	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)
Total adjustment..	(5)	(5)	(5)	(4)	(4)	(4)	(4)	(4)

(1)           This portion of the adjustment primarily reflects the inflation rate for the period and is used as a basis for the following year’s adjustment.

(2)           This portion of the adjustment reflects settlement of regulatory assets and liabilities we present in our regulatory financial information, primarily the CVA, and is not considered in the calculation of the following year’s adjustment.

(3)           The 2010 annual adjustment is based on the “Addendum to the Concession Contracts”, described below.

(4)           ANEEL have postponed the third periodic revision cycle for these distribution companies.

(5)           Annual adjustments for CPFL Paulista, RGE and CPFL Piratininga occur in April, June and October, respectively.

On February 2, 2010, ANEEL approved a proposal for an addendum to the concession contracts for electric energy  distributors (the “Addendum to the Concession Contracts”).  The Addendum to the Concession Contracts changes the methodology for calculating the annual tariff adjustment, excluding the effect of market variations resulting from the difference between the projected and actual energy sold (mainly related to regulatory charges) from the calculation base when calculating tariff adjustments. We do not expect the new calculation methodology to materially affect our future results or financial condition.

The new methodology was applied in calculating the tariff adjustments as of February 2010 for our eight distribution subsidiaries.

Periodic Revisions

The following table sets forth the percentage change in our tariffs resulting from the first, second and third cycles of periodic revisions.

	First Cycle		Second Cycle
	Adjustment Date	Total Adjust.	Adjustment Date	Economic Adjust.	Financial Component	Total Adjust.
CPFL Paulista	April 8, 2003	20,66%	April 8, 2008	-14,07%	0,07%	-14,00%
CPFL Piratininga	October 23, 2003	10,14%	October 23, 2007	-13,50%	0,73%	-12,77%
RGE	April 19, 2003	27,96%	April 19, 2008	-8,11%	10,45%	2,34%
CPFL Santa Cruz	February 3, 2004	17,14%	February 3, 2008	-17,05%	2,64%	-14,41%
CPFL Mococa	February 3, 2004	21,73%	February 3, 2008	-10,41%	2,81%	-7,60%
CPFL Leste Paulista	February 3, 2004	20,10%	February 3, 2008	-3,22%	1,04%	-2,18%
CPFL Sul Paulista	February 3, 2004	12,29%	February 3, 2008	-4,59%	-0,60%	-5,19%
CPFL Jaguari	February 3, 2004	-6,17%	February 3, 2008	-3,79%	-1,38%	-5,17%

	Third Cycle
	Adjustment Date	Total Adjust.
CPFL Paulista	April 8, 2013	(1)
CPFL Piratininga	October 23, 2011	(1)
RGE	June 19, 2013	(1)
CPFL Santa Cruz	February 3, 2012	(1)
CPFL Mococa	February 3, 2012	(1)
CPFL Leste Paulista	February 3, 2012	(1)
CPFL Sul Paulista	February 3, 2012	(1)
CPFL Jaguari	February 3, 2012	(1)

(1) As a result of ANEEL’s delay in determining the methodology applicable to the third periodic revision cycle, CPFL Piratininga’s periodic review, originally scheduled for October 23, 2011, was postponed to October 23, 2012.  For the same reason, the periodic review process for CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista and CPFL Sul Paulista have been postponed from February 3, 2012 to February 3, 2013.

Sales to Potentially Free Consumers

The Brazilian government has introduced, in 1995, regulatory changes intended to foster the growth of open-market energy transactions by permitting qualifying consumers to opt out of the system of tariff regulation and become “free” consumers entitled to contract freely for electricity. To date, as compared to the total number of our captive consumers, the number of potentially Free Consumers is relatively small, but they account for a significant amount of our electricity sales and revenues. In the years of 2011, 2010 and 2009, approximately 17.6%, 22.9% and 22.6%, respectively, of our electricity sales were to supply potentially Free Consumers. Most potentially Free Consumers have not elected to become Free Consumers.  This was probably (i) that they consider the advantages of negotiating for a long term contract at rates lower than the regulated tariff are outweighed by the need to bear additional costs (particularly transmission costs) and the long term price risk and (ii) some potentially Free Consumers, who entered into contracts before July 1995, may only change to suppliers that purchase from renewable energy sources, such as small hydroelectric power plants or biomass. Even if a consumer decides to migrate from the regulated tariff system and become a Free Consumer, it still has to pay us network usage charges, and such payments would mitigate the loss in operating income from any such migration.  We do not expect to see a substantial number of our consumers become Free Consumers, but the prospects for migration between the different markets (captive and free) over the long term, and its implications for our financial results, are difficult to predict.

Prices for Purchased Electricity

The prices of electricity purchased by the distribution companies under long term contracts executed in the regulated market are (i) approved by ANEEL in the case of agreements entered into before the New Industry Model Law and (ii) determined in auctions for agreements entered into thereafter, while the prices of electricity purchased in the free market are agreed by bilateral negotiation based on prevailing market rates.  In 2011, we purchased 50,853 GWh, compared to 52,384 GWh and 52,674 GWh in 2010 and 2009, respectively.  Prices under long term contracts are adjusted annually to reflect increases in certain generation costs and inflation.  Most of our contracts have adjustments linked to the annual adjustment in distribution tariffs, so that the increased costs are passed through to our consumers in increased tariffs.  Since an increasing proportion of our energy is purchased at public auctions, the success of our strategies in these auctions affects our margins and our exposure to price and market risk, as our ability to pass through costs of electricity purchases depends on the successful projection of our expected demand.

We also purchase a substantial amount of electricity from Itaipu under take-or-pay obligations at prices that are governed by regulations adopted under an international agreement.  Electric utilities operating under concessions in the Midwest, South and Southeast regions of Brazil are required by law to purchase a portion of Brazil’s share of Itaipu’s available capacity.  In 2011, we purchased 10,855 GWh of electricity from Itaipu (21.3% of the total electricity we purchased in terms of volume), as compared to 10,835 GWh (20.7% of the electricity we purchased) in 2010 and 11,084 GWh (21.0% of the total electricity we purchased) in 2009.  The price of electricity from Itaipu is set in U.S. dollars to reflect the costs of servicing its indebtedness.  Accordingly, the price of electricity purchased from Itaipu increases in Brazilian reais when the real depreciates against the U.S. dollar.  The change in our costs for Itaipu electricity in any year is subject to the Parcel A cost recovery mechanism described below.

In 2011, our installed capacity reached 2,644 MW.  CPFL Bioenergia, Foz do Chapecó and Termonordeste (EPASA) power plants started operations in August, October and December 2010, respectively.  In July 2010, we acquired Campo dos Ventos wind farms in the state of Rio Grande do Norte.  Also in 2010, we constituted CPFL Bio Ipê and CPFL Bio Pedra to develop electric energy generation projects from sugar cane bagasse in partnership with Grupo Pedra Agroindustrial.  Operations of Bio Ipê and Bio Pedra are expected to commence in 2012.  In 2011, Termoparaíba, CPFL Bio Formosa and CPFL Bio Buriti thermoelectric plants, as well as the fourth generating unit of Foz do Chapecó, started operations.  In February 2012, the construction of CPFL Bio Alvorada and CPFL Bio Coopcana biomass thermoelectric power plants began, and operations are scheduled to start in 2013.  Operations of Macacos I and São Benedito wind farms are scheduled to start in 2013 and 2014, respectively.  As a result of our electric energy generation projects in progress, our installed capacity will increase to 3,301 MW which represents an increase of 25% by 2014 (including the wind farms from the Atlântica and Bons Ventos complexes).

Most of the electricity we acquired in the free market was purchased by our commercialization subsidiary CPFL Brasil, which resells electricity to Free Consumers and other concessionaries and licensees (including our subsidiaries).

Recoverable Costs Variations – Parcel A Costs

The compensation account for variation of costs from Parcel A, known as CVA, is used to reflect some of our costs in the distribution tariff, known as Parcel A costs, which are beyond our control. When these costs are higher than the forecasts used in setting tariffs, we are generally entitled to recover the difference through subsequent annual tariff adjustments.

Under IFRS, regulatory assets and liabilities cannot be accounted for because they do not comply with assets and liabilities requirements established by the Framework for the Preparation and Presentation of Financial Statements (Estrutura Conceitual para Elaboração e Apresentação das Demonstrações Contábeis) issued by IASB. Therefore, we only account for rights or compensations when our captive clients effectively pay us.

c) impact of inflation, changes in prices of main inputs and products, exchange and interest rate on the operating and financial results of the issuer;

Brazilian Economics Conditions

All of our operations are in Brazil, and therefore we are affected by general Brazilian economic conditions. In particular. The general performance of the Brazilian economy affects the demand for electricity, the inflation affects our costs and our margins. The Brazilian economic environment has been characterized by significant variations in economic growth rates, with very low growth from 2001 through 2003, and an economic recovery since 2004. In 2009, the growth pattern was interrupted by the international crisis. In 2010, there was a strong growth in view of the economic recovery of after the effect of the international financial crisis  of 2008/2009. In 2011, in view of the difficulties of the international economy, particularly the EU region, there was a reflex in the growth of the Brazilian economy.

The following table shows inflation, the change in gross domestic product (in reais) and the variation of the real against the U.S. dollar for the years ended December 31, 2011, 2010, 2009.

	Year ended on December 31
	2011	2010	2009

Inflation (IGP-M)(1)	5.1%	11.3%	-1.7%
Inflation (IPCA)(2)	6.5%	5.9%	4.3%
Growth (contraction) in gross domestic product (in reais)	2.7%	7.5%	-0.2%
Depreciation (appreciation) of the real vs. U.S. dollar	12.6%	-4.3%	-25.5%
Period-end exchange rate–US$1.00	R$1.876	R$1.666	R$1.741
Average exchange rate–US$1.00(3)	R$1.671	R$1.759	R$1.990

Source:  Fundação Getúlio Vargas, the Instituto Brasileiro de Geografia e Estatística and the Central Bank.

(1)           Inflation (IGP-M) is the general market price index measured by the Fundação Getúlio Vargas.

(2)           Inflation (IPCA) is a broad consumer price index measured by the Instituto Brasileiro de Geografia e Estatística and the reference for inflation targets set forth by the CMN.

(3)           Represents the average of the commercial selling exchange rates on the last day of each month during the period.

Inflation primarily affects our business by increasing operating costs and financial expenses to service our inflation-indexed debt instruments.  We are able to recover a portion of these increased costs through the Parcel A cost recovery mechanism, but there is a delay in time between when the increased costs are incurred and when the increased revenues are received following our annual tariff adjustments.  The amounts owed to us under Parcel A are indexed to the variation of the SELIC rate until they passed through to our tariffs. However, this compensation will occur only through the invoicing of electricity after the tariff adjustment which has contemplated such losses.

Depreciation of the real increases the cost of servicing our foreign currency denominated debt and the cost of purchasing electricity from the Itaipu power plant, a hydroelectric facility that is one of our major suppliers and that adjusts electricity prices based in part on its U.S. dollar costs. Also, this may restrict our access to international capital markets and reduce the value in U.S. dollar of our dividends and the equivalent in U.S. dollars to the market price of our common shares. Some external factors may significantly affect our businesses depending on the category of consumers:

•         Residential and Commercial Consumers: These classes are highly affected by weather conditions and income distribution.  Elevated temperatures and increases in income levels cause an increased demand for electricity and, therefore, increase our sales;

•         Industrial Consumers: Consumption for industrial consumers is related to economic growth, amongst other factors, correlated mostly to GDP.  During periods of financial crisis, this class suffers the strongest impact.

10.3.  Discussions and Analysis of the officers on the relevant effects that the events below have caused or are expected to cause to the issuer’s financial statements and results

a) introduction or disposal of operational segment

In 2011, since August 1st, with the association with ERSA and the acquisition of Jantus’ shares, mentioned in items 1 and 13 of our financial statements, Management started to analyze this operations separately, and, therefore, it was created a new operational segment to segregate the activities related to renewable energy sources from conventional sources. In view o this, the analysis for the segments in 2011 still considers the segment of renewable sources contemplated by the segment of generation, since the discussions and analysis need to have a comparative basis.

b) organization, acquisition or disposal of equity interest

In 2010 the Group won the Aneel Auction no. 05/2010, on August 2010, for the commercialization of the Parque Eólico Campo dos Ventos II wind farm, located in the state of Rio Grande do Norte, and organized CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra, to, jointly with Group Pedra Agroindustrial, develop generation projects powered by sugar cane biomass.

In September 2009, the Group, through CPFL Geração, acquired 51% of the shares of Epasa to implement investments in the generation of electricity from oil fuels. The two thermoelectric power plants, Termoparaíba and Termonordeste, will have 341.5 MW of installed capacity and 247.8 MW average of ensured energy when they enter into commercial operation schedule for the third semester of 2010.

In 2009, it was also identified and developed wind power projects, being that, in September 2009, the Group acquired a wind farm complex in the state of Rio Grande do Norte, composed by the wind farms Santa Clara I, II, III, IV, V and VI and Eurus VI. The project has a total installed capacity of 188 MW and ensured energy of 76 MW average. The ensured energy was commercialized in the ANEEL Auction no. 03, performed by the Federal Government on December 14, 2009. The wind farms will be constructed in the municipalities of Parazinho and João Câmara (RN), and are scheduled to enter into commercial operation in July 2012.

In October 2009, the Group organized CPFL Bio Formosa, which entered into a partnership agreement with Farias Group for the development of a sugar cane biomass power generation project (Project Baía Formosa). The project consists in the implementation of the thermoelectric power plant Bio Formosa (40 MW/25 MW average/harvest), which entered into operation on September 2, 2011.

On April 7, 2011, CPFL Energia S.A. entered into a Sale and Purchase Agreement for the acquisition of 100% of the shares of Jantus. On September 21, 2011, CPFL Energia S.A. assigned the Sale and Purchase Agreement to CPFL Energias Renováveis.  In order to complete the acquisition, our subsidiary CPFL Brasil contributed funds to CPFL Energias Renováveis.  The transaction contemplated the acquisition of:  (i) four wind farms in operation in the state of Ceará with installed capacity of 210 MW, and (ii) a portfolio of wind farm projects with total installed capacity of 732 MW in the states of Ceará and Piauí, of which 412 MW has already been certified and eligible for participation in the next electricity auctions.  The acquisition was complete on December 19, 2011.

On April 19, 2011, we entered into an agreement with Energias Renováveis S.A. (“ERSA”) to combine assets and projects relating to renewable energy sources (wind, biomass and small hydroelectric power plants).  The transaction encompassed: (i) the transfer of wind, biomass and small hydroelectric plants previously owned and operated by CPFL Geração and CPFL Comercialização Brasil S.A. (“CPFL Brasil”) to certain companies, which subsequently transferred the wind, biomass and small hydroelectric power plants to a holding company (“SMITA”); (ii) the organization of SMITA by CPFL Geração and CPFL Brasil; (iii) the merger of SMITA by ERSA, of which we become the owners of 54.5% of the equity interest; and (iv) the change of ERSA’s corporate name to CPFL Energia Renováveis S.A. (“CPFL Energias Renováveis”). CPFL Energias Renováveis’ financial statements have been consolidated in our consolidated financial statements since August 1, 2011. The transaction was ratified by our shareholders on December 19, 2011.

On August 17, 2011, the indirectly controlled company CPFL Renováveis acquired shares representing 100% of the voting and corporate capital of Santa Luzia Energética S.A. (“Santa Luzia”), which has a PCH in operation in the State of Santa Catarina, with installed capacity of 28.5 MW and ensured energy of 18.4 MW average. On December 29, 2011, the company concluded the acquisition of Santa Luzia, having the financial liquidation occurred on January 4, 2012.

On January 13, 2012, the indirectly controlled company CPFL Renováveis entered into a share purchase and sale agreement with Cobra Instalaciones Y Servicios S.A., for the acquisition of 100% of the shares Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. e Atlântica V Parque Eólico S.A. (“companies”). The companies hold authorizations to produce energy from wind sources as independent producers for a term of 35 years, through the construction of their respective wind farms, having a total installed capacity of 120 MW. The acquisition is subject to certain conditions provided for in the sale and purchase agreement and approval by the ANEEL.

On February 24, 2012, CPFL Renováveis entered into a share purchase and sale agreement with BVP S.A., which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). Bons Ventos holds authorizations from ANEEL to explore the following wind farms Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada, with a total installed capacity of 157.5 MW. The total value of the acquisition is of R$ 600 million. These wind farms are fully operational in the state of Ceará, and have entered into agreements with Eletrobrás to sell all of the generated energy under the Proinfa Program. The closing of the acquisition is subject to the satisfaction of the condition precedents set forth in the share purchase and sale agreement and the obtainment of the applicable prior consents, which include the approval by ANEEL, financial institutions, and the antitrust agencies (including CADE – Conselho Administrativo de Defesa Econômica).

c) unusual events or operations

Not applicable as there were no unusual events or operations in the period.

10.4. Discussions and Analysis on:

a) significant changes to the accounting practices

In view of the enactment of laws 11,638/07 and 11,941/09, during the year of 2008, the CPC (Comissão de Pronunciamentos Contábeis) issued and the CVM approved a series of Accounting Standards and Interpretations for purposes of converging the Brazilian accounting practices with the international accounting practices (“IFRS”). Such standards were fully adopted concluding the first stage of the convergence process.

For the process to be fully concluded, new standards were issued during the year of 2009 and 2010, in order to permit that the consolidated financial statements for the year ended on December 31, 2010 were recorded in accordance with the internal standards.

The financial statements for the year of 2010 were the first financial statements prepared in accordance with the IFRS. For the process of convergence with the accounting standards was possible, the Company applied the CPCs 37 and 43 and the IFRS 1, adopting as transition date January 1st, 2009 and, consequentially, the financial statements of 2009 were republished with the adjustments identified in the adoption of the referred CPCs.

The financial statements of 2011 are in accordance with the IFRS, as per the rules issued by IASB.

In accordance with the standards mentioned above, there are mandatory exception and optional exemptions for the retroactive adoption.

Procedures adopted by the Company:

- Benefits to employees: Recording of the pension plan benefit defined. In view of the practical difficulty of the retroactive application, the company adopted the exemption and it was recorded all past auctorial gains and losses on January 1st, 2009 against accumulated losses

- ICPC 01 – Concession Agreements: Recomposition of financial assets and intangible assets recorded in accordance with ICPC 01 and IFRIC 12 applied retroactively. In view of this, the Company did not use any exemption permitted by the transition rules.

- Business Combinations: In accordance with the exemption allowed by CPC 37 and IFRS 1, during the transition to the international accounting rules the Company opted to not apply retroactively the requirements of CPC 15 – Business Combinations. Consequentially, only the business combinations occurred after January 1, 2009 reflect the requirements of this accounting standard.

- Attributed Cost: CPC 37 permits the option of measuring a fixed asset by attributed cost on the transition date, in accordance with the Technical Interpretation “ICPC 10 – Interpretation on the Initial Application to Fixed Asset and Investment Property of the Technical Standards CPCs 27, 28, 37 and 43” (ICPC 10 - Interpretação sobre a Aplicação Inicial ao Ativo Imobilizado e à Propriedade para Investimento dos Pronunciamentos Técnicos CPCs 27, 28, 37 e 43). The Company opted to record at fair value, on the transition date, the fixed assets of its controlled companies CPFL Sul Centrais and CPFL Geração.

- The estimates used in the preparation of the financial statements on January 1st, 2009 and on December 31, 2009 are consistent with the estimates made on the same date in accordance with the practices previously adopted in Brazil.

The impact of the transition to the international accounting practices in the balance sheet, shareholders’ equity on January 1st, 2009 and December 31, 2009, as well as the result of the year of 2009 and in the cash flow is presented in note 5 to our financial statements.

The nature of the main adjustments and reclassifications are described below.

Nature of the adjustments in the initial adoption of the IFRS

- Consolidation Adjustments

The concept of consolidation applied for the previous accounting practices is different than the concepts set forth in CPCs 36 and 19 which are fundamentally based on the control criteria. In accordance with the CPC 36, control is the power to control the financial and operational policies of the entity to obtain benefits from its activities. CPC 19 defines joint control when the strategic and operational decisions require an unanimous consent of the parties that have the joint control, permitting in such case the proportional consolidation of the financial statements of the controlled entity.

The adoption of these concepts for the investments held by the Company resulted in the change of the consolidation criteria adopted for the controlled entity CERAN, which was henceforth consolidated in full. The adjustment recorded in these items refers to the balances of the differences between 100% and the participation held by in this controlled company which were accrued item by item for consolidation purposes.

-Reversal of regulatory assets and liabilities

The electric power concessionaries had, until December 31, 2008, regulatory assets balance related to the anticipated payments made by the concessionaires related to increased costs in the acquisition of electricity and expenses with system charges, among others, which were received through the increase in the tariff granted by the regulatory agency in the following years. The also had regulatory liability balances related to the reduction of costs not under our control which should be returned to the consumers through a subsequent reduction of the tariff.

In accordance with the new practices, these regulatory assets and liabilities may not be accounted for, since they do not comply with the definition of assets and liabilities as established by the Framework for the Preparation and Presentation of Financial Statements (Estrutura Conceitual para Elaboração e Apresentação das Demonstrações Contábeis).

The adjustment recorded in this nature reverse to the reversion of the balances of the regulatory assets and liabilities of the distribution subsidiaries. The note 38 to our financial statements presents the composition of these balances.

- ICPC 01 – Concession Agreements and adjustment for the recomposition of infrastructure intangible asset

In accordance with previous accounting practices, all concession infrastructure was recorded as a fixed asset associated with the concession. ICPC 01 changed the method for accounting concessions when determined conditions are complied with, such as: (i) control over the activities that should be provided, to whom the services are provided and the price; and (ii) reversion of the assets to the Granting Authority after the end of the concession.

As such conditions are complied with, the infrastructure of the distribution concessionaries was segregated and managed since the date of its construction, in accordance with the existing determinations in the CPCs and IFRSs, so that it was accounted in the financial statements (i) an intangible asset related to the right to explore the concession through charging consumers for public services, and (ii) a financial asset corresponding to the unconditional contractual right to receive cash (indemnification) through the reversion of the asset at the end of the concession period.

The value of the financial asset has been determined by its fair value, accounted through the compensation basis for the assets set forth by the regulatory agency. The financial asset is considered a disposable asset and is annually amortized and adjusted in accordance with the adjustment to its fair value, against the entry for Reserve of patrimonial valuation in the net worth.

The remaining amount is accounted as an intangible asset and corresponds to the right to charge the consumers for the electricity distribution services, being its amortization made in accordance with the consumption standard that reflects the expected economical benefit until the end of the concession period.

The distribution subsidiaries, following the orientations in ICPC01 and OCPC05, applied the concepts retroactively and rebuild their accounting basis for infrastructure so that the costs used for the composition of the intangible and financial asset is completely in accordance with the provisions contained in the international accounting rules.

The adjustments to the items of net revenue and services costs correspond to the accounting of the revenue from the rendering of construction services of the distribution assets made by the concessionaries.

- Recording of fixed asset by attributed cost

The Company opted to use the exemption set forth in CPC 37 in regard to the valuation of the fixed asset, on the transition date, for the assets of its subsidiaries CPFL Sul Centrais and CPFL Geração, considering as attributed cost the fair value on the transition date.

The adjustment in this item corresponds to the accounting of the added value assigned to the reevaluated assets, against the net worth, in the amount of R$ 1,002,991 thousand (R$661,974 thousand net of tax, data base January 1st, 2009).

- Use of Public Property

The controlled company CERAN and the joint venture subsidiaries ENERCAN, BAESA and Foz do Chapecó, when of the signature of the respective Concession Agreements, undertook before the Federal Union obligations related to the granting of the concession, under the title of “Use of Public Property”. The obligations are annually adjusted by the variation of the IGP-M.

Until December 31, 2008, the controlled companies accounted the expenses of the granting in its result statements as due under the agreement. In accordance with the new practices, the amounts of the liabilities for Use of Public Property, discounted to present value in accordance with the capitalization rates of each venture, were accounted on the date of the execution of the agreement against a related intangible asset related to the right to explore the concession.

The adjustment on the transition date corresponds to the accounting of the liability of UBP (already discounted of accounted expenses in accordance with the previously adopted practices) in the amount of R$ 424,115 thousand, against R$ 395,247 thousand and R$ 28,868 thousand (R$19,053 thousand net of taxes) related to the accounting of the intangible asset and the accumulated losses of the period.

- Depreciation for the term of the concession

The concession agreements of the subsidiary CERAN and of the joint venture subsidiaries ENERCAN, BAESA and Foz do Chapecó are governed by the Decree 2003 of 1996. In view of all of the judicial discussions and possible existing conflicts between (i) the wording of the Concessions Law, (ii) interpretations of the decree, and (iii) form which the concession agreements are written, the Company conservately decided to proceed with the adjustments based on the respective depreciation rates so that the fixed asset related to the basic project is depreciated by the useful life of the asset, provided that limited to the term of the concession.

- Benefit to employees (pension plans)

The Company opted to recognize the auctorial gains and losses accumulated on January 1st, 2009. The adjustment in this item of R$ 294,939 thousand (R$ 194,660 thousand net of taxes) corresponds to the accounting of the accumulated auctorial losses existing on the transition date, in accordance with the CPC 37, for all of the benefit plans defined by the subsidiaries CPFL Paulista, CPFL Piratininga,  CPFL Geração and RGE.

- Write-off of Reduction

In accordance with the CPC 15 “Business Combinations”, the reduction accounted in accordance with past practices must be written-off on the transition date to the international accounting practices.

In this item the adjustment of R$ 12,828 thousand (R$ 8,466 thousand net of taxes) refers to the write-off against accumulated profits in the opening balance sheet on the transition date.

- Guarantees

In accordance with the accounting practices adopted in Brazil until December 31, 2008, there was no specific standard regarding the requirement to account for guarantees, and, therefore, the issuance of guarantees was not recorded in the financial statements.

With the adoption of the standards which recognize, measure, present and evidence financial instruments (CPC 38, CPC 39 and CPC 40) as of January 1st, 2009, the Company has recorded the guarantees granted in a percentage exceeding its participation in joint ventures.

These guarantees were initially accounted at fair value of the obligation in the moment of its issuance. As such, the Company accounted a liability in Other Accounts Payable corresponding to the fair value of the contracted guarantee on January 1st, 2009, in the total amount of R$63,692 thousand, which will be amortized by the credit of the financial revenue in accordance with the release of the risk under such guarantees.

The counter entries were accounted as Other Assets in the amount of R$45,860 thousand. The corresponding value to the participation of the Company in each joint venture subsidiary and the amounts which will not be reimbursed by the other shareholders of the joint venture are accounted in the results as financial expense until its maturity. Any remaining amount is subject to reimbursement by the other shareholders of the joint venture. The net adjustment on January 1st, 2009, accounted against accumulated profits, was of R$17,832 thousand (R$11,769 thousand net of taxes).

- Dividends and interest over equity

In accordance with the practices previously adopted, the balance of net profits should have an allocation at the end of the fiscal year. The portion corresponding to the distribution of dividends was reserved in accordance with the Management’s proposal, even if subject to approval by the Annual Shareholders’ Meeting.

In accordance with the current accounting practices, the portion which exceeds the mandatory minimum dividend may only be reserved after the approval at the Annual Shareholders’ Meeting, moment after which it complies with the criteria of obligation in accordance with CPC 25. The adjustment presented reflects the reversion of the reserve for payment of dividend in excess of the mandatory minimum not yet approved by a shareholders’ meeting.

- Reserve for patrimonial valuation

The adjustments in this group correspond to (i) the accounting of the added value of the cost attributed to the fixed asset of the generation subsidiaries and (ii) the counter entry of the financial adjustment of the concession financial asset.

- Participation of non-controlling shareholders

In accordance with the new accounting practices, as per the CPC 26, as of January 1st, 2009, the Company started to classify the participation of non-controlling shareholders as parte of the consolidated result and as part of the net worth in the consolidated financial statements.

Until December 31, 2008, in the consolidated balance sheet, this balance was recorded as a liability, being the adjustment in this item corresponding to the reclassification of the liability to the net worth.

The amount previously recorded in the net profit is now recorded as net profit attributable to the Company and the portion of the non-controlling shareholders as net profit attributable to the non-controlling shareholders.

b) significant effects of changes in accounting practices

The impact of the transition to international accounting standards on the balance sheet, shareholders’ equity on January 1st, 2009 and December 31, 2009 and the result for the year of 2009 are described below. The reference column relates to the number of the note in our financial statement, describing the nature of the adjustment.

a)   Opening balance sheet on January 1st, 2009 (R$ thousand):

b)   Balance sheet on December 31, 2009 (R$ thousand):

c)   Income Statement for the year 2009 (R$ thousand):

d)   Reconciliation of the balance sheet, shareholders’ equity and net income for the years of 2008 and 2009 (R$ thousand):

e)   Cash Flow 2009 (R$ thousand):

c) notes and emphases presented in the auditor’s opinion

2011

The independent auditors’ report, dated February 24, 2012, contains an emphasis paragraph in regard to the separate financial statements of the parent company regarding the evaluation of the investments in controlled subsidiaries, joint ventures by the equity method, while, for purposes of IFRS, it would be cost or fair value.

2010

The independent auditors’ report, dated March 14, 2011, contains an emphasis paragraph in regard to the separate financial statements of the parent company regarding the evaluation of the investments in controlled subsidiaries, joint ventures by the equity method, while, for purposes of IFRS, it would be cost or fair value.

2009

The independent auditors’ report, dated February 8, 2010, contains an emphasis regarding the financial component related to the over contracting of energy by the directly controlled companies CPFL Piratininga and  CPFL Paulista. In the tariff readjustment of 2009, set forth in the concession agreement, ANEEL approved, on a interim basis, this component.

10.5.  Notes and comments of the officers on the critical accounting policies adopted by the issuer, exploring in particular accounting estimates made by management on uncertain and relevant matters for the description of the financial status and results, which require subjective or complex valuations, such as: reserves, contingencies, revenue recognition, tax credits, long-lived assets, useful lives of non-current assets, pension plans, adjustments of foreign currency, environmental remediation, testing criteria for asset recovery and financial instruments.

In preparing the financial statements, the Company and its subsidiaries make estimates concerning a variety of matters.  Some of these matters are highly uncertain, and the estimates involve judgments we make based on the information available.  It is also discussed determined accounting policies related to regulatory matters. In the discussion below, we have identified several other matters that would materially affect our financial presentation if either (i) we used different estimates that we could reasonably have used or (ii) in the future we change our estimates in response to changes that are reasonably likely to occur.

The discussion addresses only those most important estimates based on the degree of uncertainty and the likelihood of a material impact if a different estimate was used.  There are many other areas in which estimates about uncertain matters are used, but the reasonably likely effect of changed or different estimates is not material to our financial presentation.  Please see the notes to the audited consolidated financial statements for a more detailed discussion of the application of these and other accounting policies.

Impairment of Long-lived Assets

Long-lived assets, which include property, plant and equipment, intangible assets and investments, comprise a significant amount of the total assets.  Balances presented on our balance sheet are based on historical costs net of accumulated depreciation and amortization.  We are required under CPC 01 to evaluate periodically whether these assets are impaired, that is, whether their future capacity to generate cash does not justify maintaining them at their carrying values.  If they are impaired, it is mandatory to recognize a loss by writing off part of their value.  The analysis performed requires that it is estimated the future cash flows attributable to these assets, and these estimates require a variety of judgments about the future operations, including judgments concerning market growth and other macroeconomic factors as well as the demand for electricity. Changes in these judgments could require the Company and its subsidiaries to recognize impairment losses in future periods.  The evaluations in 2011, 2010 and 2009 did not result in any significant impairment of property, plant and equipment or intangible assets and investments.

Pension Liabilities

The Company and its subsidiaries sponsor pension plans and disability and death benefit plans covering substantially all employees.  The determination of the amount of our obligations for pension benefits depends on certain actuarial assumptions.  For further information about the actuarial assumptions see note 18  to our financial statements.

Deferred Tax Assets and Liabilities

The accounting of income taxes requires an asset and liability approach to recording current and deferred taxes.  Accordingly, the effects of differences between the tax basis of assets and liabilities and the amounts recognized in the financial statements have been treated as temporary differences for the purpose of recording deferred income tax.

The deferred tax assets is regularly tested for recoverability, being that it will not be recognized if the probability of not realization is greater than the probably of realization.  If the Company and its subsidiaries is unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, they could be required to establish a valuation allowance against all or a significant portion of the deferred tax assets resulting in a substantial increase in the effective tax rate and a material adverse impact on the operating results.

Reserves for Contingencies

The Company and its subsidiaries are party to certain legal proceedings in Brazil arising in the normal course of business regarding tax, labor, civil and other issues.

The reserves for contingencies are estimated based on historical experience, the nature of the claims, and the current status of the claims.  The evaluation of these contingencies is performed by various specialists, inside and outside of the Company.  Accounting for contingencies requires significant judgment by management concerning the estimated probabilities and ranges of exposure to potential liability.  Management’s assessment of the exposure to contingencies could change as new developments occur or more information becomes available.  The outcome of the contingencies could vary significantly and could materially impact the consolidated results of operations, cash flows and financial position.

Financial Instruments

Financial instruments can be measured at fair values or at recognized costs, depending on certain factors.  Those measured at fair value were recognized based on quoted prices in an active market, or assessed using pricing models, applied individually for each transaction, taking into consideration the future payment flows, based on the conditions contracted, discounted to present value at market interest rate curves, based on information obtained from the BM&FBOVESPA and the National Association of Financial Market Institutions, Associação Nacional das Instituições do Mercado Financeiro – ANDIMA websites, when available. Accordingly, the market value of a security corresponds to its maturity value (redemption value) marked to present value by the discount factor (relating to the maturity date of the security) obtained from the market interest graph in Brazilian reais.

Financial assets classified as available-for-sale refer to the right to compensation to be paid by the Federal Government on reversion of the assets of the distribution concessionaires (financial asset of concession).  The methodology adopted for marking these assets to market is based on the tariff review process for distributors.  This review, conducted every four or five years according to the concessionaire, consists of revaluation at market price of the distribution infrastructure.  This valuation basis is used for pricing the tariff, which is increased annually up to the next tariff review, based on the parameter of the main inflation indexes.

Although the Federal Government has not yet defined the methodology and criteria for valuation of the compensation on reversion of the assets, our management believes that it will be based at least on the tariff pricing model. Accordingly, at the time of the tariff review, each concessionaire adjusts the position of the financial asset base for compensation at the amounts ratified by the regulatory authority and uses the IGP-M as best estimate for adjusting the original base to the fair value at subsequent dates, in conformity with the tariff review process.

However, because the methodology and criteria for valuation of the compensation are still uncertain, we have prepared an analysis of sensitivity of our results to a potential change in our assumption regarding the adoption of the tariff pricing model, which includes adjustment based on the IGP-M. The sensitivity analysis describes the impact of payment of financial assets based on its historical cost. The sensitivity analysis is described in note 34.e.3 to our financial statements.

Depreciation and Amortization of Intangible Assets

Depreciation is accounted using the straight-line method, at annual rates based on the estimated useful life of assets, as established by ANEEL, in accordance with practices adopted in Brazil.

Intangible assets are comprised of different natures which impact the amortization, as described below:

•         Intangible assets acquired in a business combination: The portion of the premium corresponding to the concession rights is amortized using the concessionaire’s projected net profit curve for the remaining concession term;

•         Investments in infrastructure (application of ICPC 01 – Concession Agreements): Since the concession term is contractually defined, intangible assets acquired as investment in infrastructure have a pre-determined useful life and is amortized by the term of the concession in accordance with a curve that reflects the consumption standard as compared to expected profits.

•         Public utilities: The intangible assets of this nature is being amortized using the straight-line method for the remaining term of concession.

10.6.  Discussions and analysis of the officers on internal controls adopted to ensure the preparation of reliable financial statements:

a) degree of effectiveness of such controls, indicating possible imperfections and actions taken to correct them

Annually, all relevant process and internal controls for the financial statements are electronically evaluated and certified by the managers of the Company, through an automated system for Internal Controls Management. Our management assessed the effectiveness of internal control for the disclosure of the financial statements in regard to the financial statements of December 31, 2011, based on the criteria established in the “Internal Control – Integrated Framework” published by COSO (Committee of Sponsoring Organizations of the Treadway Commission). Based on these criteria and evaluations, our Management concluded that until this date, prior to the drafting of the Form 20-F, to be filed with SEC in the second quarter of 2012, the internal control for the disclosure of the financial statements were effective for the year ended on December 31, 2011.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  The internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that:  (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statement.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

In the certification, related to the year of 2011, of the compliance tests performed by Management, it was not identified, thus far, any deficiencies that might jeopardize the certification of internal controls. This certification shall be concluded when the Company concludes the drafting of the Form 20-F, due to be filed with SEC (Securities and Exchange Commission) in the second quarter of 2012.

b) deficiencies and recommendations on internal controls in the auditor’s report

Considering the word done by the independent auditors to evaluate the structure of internal controls, which aims to ensure the adequacy of financial statements, the Management of the Company is currently not aware of facts or aspects which may indicate the existence of significant deficiencies or weaknesses in the internal controls for the disclosure of the financial statements.

10.7. Discussions and Analysis of the officers on public offer for distribution of securities by the issuer

a) How the funds obtained from the offer were used

b) If there were relevant discrepancies between the effective use of the funds and those disclosed in the prospect of the respective distribution

c) if there were any discrepancies, the reasons for such

The issuer has not made any public offer for distribution of securities in 2011, 2010 and 2009.

10.8. Description by the officers of relevant items not evidenced in the financial statements of the issuer

a)    the assets and liabilities held by the issuer, directly or indirectly, which are not shown in its balance sheet (off-balance sheet items):

i.    operational commercial leasing, active or passive;

ii.   portfolios of receivables written off over which the entity has any liabilities, indicating the respective liabilities

iii. agreements for future purchase and sale of products or services;

iv. construction services not yet concluded;

v.   agreements for future receipt of financing;

b)    other items not evidenced in the financial statements.

In accordance with the accounting practices adopted in Brazil until December 31, 2008, there was no specific standard regarding the requirement to account for guarantees, and, therefore, the issuance of guarantees was not recorded in the financial statements.

With the adoption of the standards which recognize, measure, present and evidence financial instruments (CPC 38, CPC 39 and CPC 40) as of January 1st, 2009, the Company has recorded the guarantees granted in a percentage exceeding its participation in joint ventures.

There are no relevant items no evidenced in the financial statements of the issuer.

10.9. In regard to each of the items not evidenced in the financial statements indicated in item 10.8, the officers must discuss on:

a)        how such items change or may come to change the revenues, expenses, operational result, financial expenses and other items of the financial statements of the issuer;

b)        the nature and purpose of the operation;

c)        the nature and amount of the obligations undertaken and the rights granted to the issuer in view of the transaction.

There are not relevant item not recorded in the financial statements.

10.10.    The officers must indicate and discuss on the main elements of the business plan of the issuer, exploring in particular the following topics:

a) investments, including:

i. quantitative and qualitative description of the ongoing investments and the expected investments;

The main investments in the last years have been allocated for the maintenance and improvement of the distribution network and energy generation projects. The chart below presents the investments of the company in the years ended on December 31 2011, December 31, 2010 and December 31, 2009:

	Year ended on December 31
	2011	2010	2009
	(in million R$)

Distribution	1,065	1,128	746
Generation	823	645	570
Commercialization and other investments	17	28	40
Total	R$1,905	R$1,801	R$ 1,356

We plan to invest R$2,942 million in 2012 and R$2,365 million in 2013. Of this total, R$2,309 million are expected to be invested in distribution and R$2,891 million in the generation activities.

In 2010, were invested R$ 1,128 million in the distribution segment, primarily in the expansion and improvement of the electricity network, to satisfy the growth of the market of the distribution companies, to which 149 thousand new clients were connected. In the generation segment R$ 645 million were invested, primarily in the ventures under construction in the fiscal year.

ii. Sources of financing for the investments;

Refer to item 10.1.d above.

iii. Ongoing relevant disinvestments and expected disinvestments;

Not applicable in view of there being, currently, any disinvestment ongoing, as well as no disinvestment being expected to occur.

b)    provided already disclosed, indicate the acquisition of new plants, equipments, patents or other assets which may materially influence the productive capacity of the issuer;

CPFL Energia announce on April 7, 2011 that, through its controlled company CPFL Brasil, it entered into an agreement with Liberty Mutual Insurance Company, Citi Participações e Investimentos Ltda., an investment fund managed by Black River Asset Management LLC, Carbon Capital Markets Limited, which represent the interest of its controller Trading Emissions PLC in Jantus, Matthew Alexander Swiney, and other minority, an agreement for the acquisition of 100% of the quotas of Jantus SL. Jantus controls SIIF Énergies do Brasil Ltda. and, also, SIIF Desenvolvimento de Projetos de Energia Eólica Ltda. The closing of the acquisition occurred on December 19, 2011, having as acquirer CPFL Renováveis. In the aggregate, Jantus holds (i) four wind farms in operation in the State of Ceará (Formosa, Icaraizinho, Paracuru and SIIF Cinco), with an installed capacity of 210 MW and with agreements for the sale of energy for 20 years with Eletrobrás, included in the PROINFA program; and (ii) a portfolio of wind farm projects in the States of Ceará and Piauí with installed capacity of 732 MW, of which 412 MW are already certified and eligible to participate in the next energy auctions.

CPFL Energia and ERSA – Energias Renováveis S.A. disclosed, on April 19, 2011, that CPFL Energia and its controlled companies CPFL Geração and CPFL Brasil entered into, on such date, with the shareholders of ERSA, an association agreement setting forth the terms and conditions by means of which it intends to combine assets and projects related to renewable energy held by CPFL and ERSA in Brazil, thus considering ventures in: wind farms, small hydroelectric power plants and biomass thermoelectric power plants. In sum, the association encompassed the following stages, concluded on August 24, 2011: (i) CPFL Geração implemented the segregation of the SHPs part of its assets that were under its operation, transferring such assets to specific companies under its direct control (the “SHPs Companies”); (ii) CPFL Geração and CPFL Brasil, as sole shareholders, organized an new holding company (the “New CPFL”), to which they transfer all of the ventures, including the SHPs Companies; (iii) ERSA merged Nova CPFL, resulting in CPFL Geração and CPFL Brasil becoming part of the controlling group of ERSA, as majority shareholders jointly holding 54.5% of the total and voting capital of ERSA (percentage which increase to 63.0%, after the capital increase made by CPFL Brasil in CPFL Renováveis for the acquisition of Jantus); and (iv) jointly with the merger mentioned above, ERSA changed its corporate name to CPFL Energias Renováveis S.A. (“CPFL Renováveis”).

On February 24, 2012, CPFL Renováveis entered into a share purchase and sale agreement with Cobra Instalaciones Y Servicios S.A., for the acquisition of 100% of the shares Atlântica I Parque Eólico S.A., Atlântica II Parque Eólico S.A., Atlântica IV Parque Eólico S.A. e Atlântica V Parque Eólico S.A. (“companies”). The companies hold authorizations to produce energy from wind sources as independent producers for a term of 35 years, through the construction of their respective wind farms, having a total installed capacity of 120 MW. The acquisition is subject to certain conditions provided for in the sale and purchase agreement and approval by the ANEEL.

On February 24, 2012, CPFL Renováveis entered into a share purchase and sale agreement with BVP S.A., which holds 100% of the shares of Bons Ventos Geradora de Energia S.A. (“Bons Ventos”). Bons Ventos holds authorizations from ANEEL to explore the following wind farms Taíba Albatroz, Bons Ventos, Enacel and Canoa Quebrada, with a total installed capacity of 157.5 MW. The total value of the acquisition is of R$ 600 million. These wind farms are fully operational in the state of Ceará, and have entered into agreements with Eletrobrás to sell all of the generated energy under the Proinfa Program. The closing of the acquisition is subject to the satisfaction of the condition precedents set forth in the share purchase and sale agreement and the obtainment of the applicable prior consents, which include the approval by ANEEL, financial institutions, and the antitrust agencies (including CADE – Conselho Administrativo de Defesa Econômica).

In the beginning of 2010, we organized CPFL Bio Buriti, CPFL Bio Ipê and CPFL Bio Pedra, to, jointly with Group Pedra Agroindustrial, develop generation projects powered by sugar cane biomass. Additionally, in August 2010 we won the ANEEL Auction no. 05/2010, for the commercialization of the Parque Eólico Campo dos Ventos II, located in the state of Rio Grande do Norte.

In the year of 2009, the Group also defined three new projects, in which it will invest R$ 1.2 billion in the three following years:  the acquisition of 51% of the capital of Centrais Elétricas da Paraíba S.A. – EPASA, which is composed of the thermoelectric power plants Termoparaíba and Termonordeste powered by oil fuel; the acquisition of seven wind farm companies (Santa Clara I, II, III, IV, V, VI and Eurus VI); and the organization of CPFL Bioformosa and the execution of a partnership agreement with Farias Group, for the development of a second project of generation of energy powered by sugar cane biomass (Project Baía Formosa).

c)  new products and services:

i.   description of ongoing researches already disclosed;

ii. total amounts expend by the issuer in research for the development of new products and services;

iii. projects in development already disclosed;

iv. total amounts expend by the issuer in the development of new products or services.

Not applicable in view of the fact that there are no new products or services in development.

10.11.    Discussion and analysis of the officers on other factors which may significantly influence the operation performance and that have not been identified or discussed in other items of this section

There are no other factors which may significantly influence the operational performance of the company that have not been mentioned in this section.

*******

ANNEX II

ALLOCATION OF NET PROFIT

 ANNEX 9-1-II OF CVM RULE No. 481/2009

1.     Inform the net profit for the period.

2011 (R$)
1,530,402,932.29

2.     Inform the global amount and the amount per share of the dividends, including anticipated dividends and interest over equity already declared

2011 (R$)
Global Amount	1,506,178,906.05
Interim Dividend Paid	747,709,401.90
Dividends to be Distributed	758,469,504.15

Share par Value	1.565228302

3.     Inform the percentage of net profits for the period to be distributed.

2011 (%)
98% (1)

(1)     In order to calculate the dividends to be distributed in 2011, besides taking into consideration the profits for the period (R$1,530,402,932.29), reduced by the legal reserve (R$76,520,146.61) and R$47,329,302.94 were included in relation to the comprehensive income realization (reavaliation reserve) and R$4,966,817.43 related to expired dividends.

4.     Inform the global amount and value per share of the dividends distributed based on profits from previous fiscal years.

The proposal does not contemplate the distribution of dividends based in profits from previous fiscal years.

5.     Inform, deducted the anticipated dividends and the interest over equity already declared:

a.     The gross amount of dividends and interest over equity, separately, per type and class of shares.

	2011 (R$)	Per Share (ON) (R$)
Dividend	747,709,401.90	0.777023176

We stress that the corporate capital of CPFL Energia S.A. is comprised of 962,274,260 common shares and there are no preferred shares.

b.     The form and term for payment of dividends and interest over equity.

Pursuant to Article 205, paragraph 3 of Law 6,404/76, to be decided by the Shareholders at the Shareholders’ Meeting, the supplementary dividend shall be paid on a date to be defined by the Board of Officers, in accordance with the availability of funds and by means of a simple notice to the Board of Directors.

c.      Possible incurrence of monetary adjustment and interest on the dividends and interest over equity.

The Company does practice monetary readjustment or pays interest in relation to interest over equity and to the dividends distributed to its shareholders, pursuant to Article 33 of the By-laws.

d.     Declaration date for payment of dividends and interest over equity, considered for the identification of the shareholders which shall have the right to receive them.

April 12, 2012.

6.     If there have been declarations of dividends and interest over equity based on profits calculated on semiannual balance sheets, or drawn up in shorter periods.

a.     Inform the amount of dividends and interest over equity which have already been declared.

See chart below.

b.     Inform the date of the respective payments

	2011	Per Share (ON)	Payment Date
Dividend	R$747,709,401.90	R$0.777023176	September 30, 2011

7.     Provide comparative table indicating the following values per share of each type and class::

a.     Annual Net Profit of the fiscal year and of the 3 (three) previous fiscal years.

2011 (R$/share) (1) (2)	2010 (R$/share) (2)	2009 (R$/share) (2) (3)	2008 (R$/share) (2)
1.590402026	3.197176786	2.680642773	2.658185332

(1)     In 2011, there was a reverse stock split (10 common shares to 1 common share) and forward stock split (of 1 common share to 20 common shares) of our common shares which affected the comparability of amounts per share between 2011 and the previous fiscal years.

(2)     Calculation per share was performed considering the Net Profit at December 31st of the respective fiscal years divided by the number of shares also at December 31st of the respective fiscal years.

(3)     Due to the adoption of International Financial  Reporting Standards ("IFRS"), only for comparison purposes with the year 2010, the net profit for the year of 2009 reflected adjustments due to the adoption of this practice and became R$1,657,296,584.25 (R$ 3.453341970/share (2)).

b.     Dividend and interest over equity paid in the 3 (three) previous fiscal years.

2010 (R$/share) (1)	2009(R$/share)(1)	2008 (R$/share) (1)
2.619770369	2.556073389	2.516469355

(1) Calculation per share was performed considering the value of the dividend in the respective fiscal years divided by the number of shares at December 31st of the respective fiscal years.

8.     If there is allocation of profits to legal reserve.

a.     Identify the amount to be allocated to legal reserve.

2011 (R$)
76,520,146.61

b.     Detail the legal reserve calculation method.

The amount allocated to the composition of the Legal Reserve is 5% (five percent) of the net profit verified in the fiscal year, as provided by Article 27, paragraph 2, letter (a) of the Bylaws.

9.     If the Company has preferred shares which entitles its holders to fixed or minimum dividends.

a.     Describe the calculation formula for fixed or minimum dividends

Not applicable since the Company has no preferred shares.

b.     State whether the profit of the fiscal year is sufficient for full payment of fixed or minimum dividends.

Not applicable since the Company has no preferred shares.

c.      Identify if any unpaid portion is cumulative.

Not applicable since the Company has no preferred shares.

d.     Identify the global amount of fixed or minimum dividends to be paid to each class of preferred shares.

Not applicable since the Company has no preferred shares.

e.     Identify the fixed or minimum dividends to be paid to each preferred share of each class.

Not applicable since the Company has no preferred shares.

10.   In relation to the mandatory dividend.

a.     Describe the calculation method set forth in the Bylaws.

Article 28 of the Company's Bylaws provides for the distribution of at least 25% (twenty five percent) of the net profit to its Shareholders.

b.     Inform whether it is being paid in full.

Yes. In the last 3 (three) fiscal years, the amount distributed in dividends has been greater than the minimum required under the Company's Bylaws.

c.      Inform the amount eventually withheld.

Not applicable due to the fact that Company pays dividends in a percentage greater than the mandatory dividend.

11.   If there is withholding of the mandatory dividend due to the Company's financial condition.

a.     Inform the amount withheld.

Not applicable because the Company does not withhold the mandatory dividend.

b.     Describe, in detail, the Company’s financial condition, including aspects related to the analysis of liquidity, working capital and positive cash flows.

Not applicable because the Company does not withhold the mandatory dividend.

c.      Justify the dividends withheld.

Not applicable because the Company does not withhold the mandatory dividend.

12.   If there is allocation of income for the contingencies reserve.

a.     Identify the amount allocated to the reserve.

Not applicable because the Company does not allocate part of the income to the contingencies reserve.

b.     Identify the loss considered probable and its cause.

Not applicable because the Company does not allocate part of the income to the contingencies reserve.

c.      Explain why the loss was considered as probable.

Not applicable because the Company does not allocate part of the income to the contingencies reserve.

d.     Justify the establishment of the reserve.

Not applicable because the Company does not allocate part of the income to the contingencies reserve.

13.   If there is allocation of income for reserve of unascertained profits.

a.     Inform the amount allocated to the reserve of unascertained profits

Not applicable because the Company does not allocate part of the income to the reserve of unascertained profits.

b.     Inform the nature of the unascertained profits which gave cause  to the reserve.

Not applicable because the Company does not allocate part of the income to the reserve of unascertained profits.

14.   If there is allocation of income for statutory reserves.

a.     Describe the statutory provisions that establish the reserve.

Not applicable because the Company does not allocate part of the income to statutory reserves.

b.     Identify the amount allocated to the reserve.

Not applicable because the Company does not allocate part of the income to statutory reserves.

c.      Describe how the amount was calculated.

Not applicable because the Company does not allocate part of the income to statutory reserves.

15.   If there is withholding of profits provided for in the capital budget.

a.     Identify the withheld amount.

Not applicable because the Company does not withhold profits allocated to capital budget.

b.     Provide copy of the capital budget.

Not applicable because the Company does not withhold profits allocated to capital budget.

16.   If there is allocation of income for the tax incentive reserve.

a.     Inform the amount allocated to the reserve.

Not applicable because the Company does not allocate part of the income to tax incentive reserve.

b.     Explain the nature of the destination.

Not applicable because the Company does not allocate part of the income to tax incentive reserve.

*******

ANNEX III

12. INFORMATION REGARDING CANDIDATES TO MANAGEMENT AND MEMBERS OF THE FISCAL COUNCIL APPOINTED BY THE CONTROLLING SHAREHOLDERS

12.6.  Data of the candidates to the board of directors and fiscal council of the issuer

The chart below indicates the main data of the candidates to the positions of effective and alternate members of the Board of Directors:

Candidates for the Board of Directors
Name	Age	Profession	CPF (Individual Taxpayers’ Registry)	Position held	Appointment date	Investiture date	Term of Office	Other positions held in the Company(1)	Appointed by controller
Murilo Cesar Lemos dos Santos Passos	64	Chemical Engineer	269.050.007-87	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Fernando Augusto Camargo de Arruda Botelho	30	Business Manager	292.540.028-01	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Francisco Caprino Neto	51	Metallurgical Engineer	049.976.298-39	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Management Process Committee and Human Resources Management Committee	Yes
Marcelo Pires Oliveira Dias	36	Business Manager	258.510.388-96	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Claudio Borin Guedes Palaia	37	Business Manager	176.093.048-24	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Rodrigo Cardoso Barbosa	38	Mechanic Engineer	251.193.308-00	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Renê Sanda	48	Banker and Economist	050.142.628-05	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Rivail Trevisan	59	Lawyer	523.415.268-53	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Ivan de Souza Monteiro	51	Banker	667.444.077-91	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Human Resources Management Committee	Yes
Teresa Pinto Coelho Gomes	55	Banker and Economist	665.881.897-53	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Susana Hanna Stiphan Jabra	54	Economist	037.148.408-18	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Related Parties Committee	Yes
Martin Roberto Glogowsky	58	Business Manager	861.682.748-04	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Management Process Committee	Yes
Ana Dolores Moura Carneiro de Novaes	50	Economist	346.152.454-91	Independent Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes(i)

(i) Term in office of 1 (one) year still in course, which will extend until the date of the first meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting for the fiscal year of 2012

(ii) Pursuant to item 4.3 of the New Market Regulation, which determines the completion of, at least, 20% (twenty per cent) of the positions of the Board of Directors by independent members, the controlling shareholders, jointly, appoint Ms. Ana Dolores Moura Carneiro de Novaes to hold the position of independent member of the Board of Directors.

The chart below indicates the main data of the candidates to the positions of effective and alternate members of the Fiscal Council:

Candidates to the Fiscal Council
Name	Age	Profession	CPF (Individual Taxpayers’ Registry)	Position held	Appointment date	Investiture date	Term of Office	Other positions held in the Company	Appointed by controller
Daniela Corci Cardoso	39	Business Manager	177.834.768-13	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Related Parties Committee	Yes
Fernando Luiz Aguiar Filho	32	Civil Engineer	306.391.208-57	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Adalgiso Fragoso de Faria	51	Economist	293.140.546-91	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Marcelo Andrade	44	Business Manager	076.244.538-60	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
José Reinaldo Magalhães	56	Economist	227.177.906/59	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Hamilton Omar Biscalquini	64	Lawyer	007.298.681-68	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Wilton de Medeiros Daher	67	Economist	003.534.344-34	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Maria da Gloria Pellicano	57	Banker and Economist	159.097.436-00	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes
Carlos Alberto Cardoso Moreira	51	Business Manager	039.464.818-84	Effective Member	04/12/2012	To be confirmed	1 year - until AGO/2013	Member of the Human Resources Management Committee	Yes
Tarcísio Luiz Silva Fontenele	49	Lawyer	265.672.021-49	Alternate Member	04/12/2012	To be confirmed	1 year - until AGO/2013	-.-	Yes

(i) Term in office of 1 (one) year still in course, which will extend until the date of the first meeting of the Board of Directors to be held after the Annual Shareholders’ Meeting for the fiscal year of 2012

12.8.  Information on candidates to officers and members of the Fiscal Council of the issuer

a. Curriculum of the candidates, contemplating the professional experiences of the past 5 (five) years and the indications of all positions they hold or held in publicly-held companies

BOARD OF DIRECTORS

Effective Member: Murilo Cesar Lemos dos Santos Passos	Alternate: Fernando Augusto Camargo de Arruda Botelho

Graduated in Chemical Engineering from the Federal University of Rio de Janeiro (UFRJ) in 1971.  Between 1970 and 1977, he held positions at the Ministry of Industry and Commerce – Industrial Development Council (CDI).  Between 1977 and 1992, he worked at Companhia Vale do Rio Doce and subsequently became the CEO and Head of Forestry Products, Environment and Metallurgy Area of Celulose Nipo-Brasileira S.A (CENIBRA) and Florestas Rio Doce S.A..  Between 1993 and 2006, he was an executive officer of Bahia Sul Celulose S.A. and Suzano Papel e Celulose S.A.  He was a member of the Board of Directors of Brasil Agro Cia. Brasileira de Propriedades Agrícolas between 2007 and 2010.  Currently, he is a member of the Management Committee of the Board of Directors of Suzano Papel e Celulose S.A., Vice President of the Trustee Council of the Foundation for the National Quality Award (FNPQ), a member of the Superior Concil of Ecofuturo Institute and a member of the Advisory Council of the Pulp and Paper Producers’ Association - BRACELPA.  He is also a member of the Board of Directors of São Martinho S.A., Odontoprev S.A. and Tegma Gestão Logística S.A. Since 2010, he has been the Chairman of the Board of Directors of CPFL Energia S.A.

Graduated in Business Administration by IBMEC Educacional (currently Insper). Since 2011, he is an alternate member in the Board of Directors of CCR S.A. Currently he is the Marketing Coordinator of Camargo Corrêa Cimentos, and, also, already acted as the Strategic Planning Coordinator of Camargo Corrêa S.A..

Effective Member: Francisco Caprino Neto	Alternate: Marcelo Pires Oliveira Dias

Graduated in Metallurgical Engineering from the Polytechnic School of the University of São Paulo (USP) in 1983 and completed a master’s degree program in the same area at the same institution in 1992.  He was the chairman of the Processes Engineering Department and advisor for the Control and Planning Department of Siderúrgica J.L. Aliperti S.A., as well as the coordinator of metallurgical process of Aços Villares S.A.  He was a sitting member of the Board of Directors of CPFL Paulista, CPFL Piratininga, CPFL Geração and RGE from 2005 to 2006.  Currently, he holds the position of executive officer and member of the Board of Directors of Camargo Corrêa Energia S.A. and Camargo Corrêa Investimentos em Infraestrutura (CCII).  He is also member of the Board of Directors of VBC Energia S.A., Usinas Siderúrgicas of Minas Gerais S.A. (USIMINAS), Companhia de Concessões Rodoviárias (CCR) and A-Port S.A. Since April 2000, he has been a member of the Board of Directors of CPFL Energia.

Graduated in International Business pela American Intercontinental in London. Have cursed the following courses: SAP, in Sap Brasil in 2000, Accountancy in Arthur Andersen in 2000, curse for members of Board of Directors in IBGC in 2003 and curse of Negotiation in Harvard School from The Program on Negotiation for Senior Executives in 2005. Is Officer of Camargo Corrêa Investimentos em Infraestrutura (CCII). From 2002 until 2008 was Officer of New Businesses of Construções e Comércio Camargo Corrêa. Before that was New Businesses Managing Officer from 2000 until 2002. From 1998 until 2000 was Business Manager of Concessionária Nova Dutra. He is an alternate member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR). Currently, is alternate member of the Board of Directors of CPFL Energia S.A.

Effective Member: Claudio Borin Guedes Palaia	Alternate: Rodrigo Cardoso Barbosa

Graduated in Business Administration from Fundação Getúlio Vargas Business School of São Paulo in 1997.  He obtained an MBA degree from The Wharton School of the University of Pennsylvania in 2002.  He worked as an analyst of mergers and acquisitions at JP Morgan Bank in São Paulo and in New York from 1997 to 1998.  From 2002 to 2005, he was project leader in Camargo Corrêa Energia S.A., Camargo Corrêa S.A. (CCSA) and São Paulo Alpargatas.  From 2005 to 2007, he was an executive officer of Hormigón da Loma Negra C.I.A.S.A in Buenos Aires, Argentina.  Since 2008, he has been an executive officer of Camargo Corrêa Cimentos.  He is also a sitting member of the Board of Directors of São Paulo Alpargatas.  In 2009, he was an alternate member of the Board of Directors of CPFL Energia S.A. Since 2010, he has been a sitting member of the Board of Directors of CPFL Energia S.A.

Graduated in Mechanic Engineering from Universidade Mackenzie in 1997, with MBA from University of Southern California – USC in 2002. Since 2009, is Finance Officer of VBC Energia S.A. and, since 2010, is Finance Officer of Camargo Corrêa S.A. (CCSA). Between 2006 and 2010, acted as Participation Officer in Camargo Corrêa Investimentos em Infraestrutrura (CCII). Is member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR).

Effective Member: Renê Sanda	Alternate: Rivail Trevisan

Graduated in Statistics from University of São Paulo (USP) in 1989 and completed a master’s degree program in Statistics at the same institution in 1989.  In 1992, he completed an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) and participated in the Commercial and Investment Banking Program Professional Development Center at Citibank, in Fort Lauderdale.  He was an assistant manager at BB New York between 2002 and 2006 and at Banco do Brasil Securities between 2005 and 2006.  From 2006 to 2010, he was the Risk Management Officer of Banco do Brasil.  He was a member of the Fiscal Council of Tele Amazônia Celular Participações, Telemig Celular Participações, Companhia Paulista de Força e Luz and CPFL Geração S.A.  He was a member of the Board of Directors of Petroflex S.A. Indústria e Comércio, Banco do Brasil Securities LLC – New York (USA), BB Securities Ltd. – London (UK) and Fundição Tupy.  He is an associate at Instituto Brasileiro de Governança Corporativa – IBGC. Since 2010, he has been the Investment Officer of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI. Mr. Sanda became a member of our Board of Directors in 2011.

Cursed Advertising and Promotion in 1976 and Law in 1982 from Faculdades Metropolitanas Unidas – FMU/São Paulo. Was Legal Supervisor of Banco do Brasil, at the Assessoria Jurídica Regional (AJURE) of São Paulo between 1999 and 2000 and Legal Advisor of the Capital Market Consultancy of Banco do Brasil between 2000 and 2003. was Legal Assistant Advisor of PREVI from 2003 until his retirement in Banco do Brasil, in 2006. Was Officer Assistant of Grupo Empresarial Mondelo, member of the Legal Commission of Associação Brasileira de Leasing (ABEL) and of Febraban. Is associated to IBGC since 2008 and member of the Study Committee responsible for the preparation of Guia de Melhores Práticas de Governança Corporativa para Empresas Estatais. Was alternate member of the Board of Directors of CPFL Energia in 2007 and 2010.

Effective Member: Ivan de Souza Monteiro	Alternate: Teresa Pinto Coelho Gomes

Graduated in Electronic Engineering and Telecommunications from INATEL - MG in 1986.  He completed an MBA program in Finance from the Brazilian Institute of Capital Markets (IBMEC) in 1995 and an MBA program in Business Administration from Pontifical Catholic University of Rio de Janeiro (PUC RJ) in 2000.  Since 1983, he works at Banco do Brasil, where he was a local superintendent between 1996 and 1998, a state superintendent between 1998 and 1999, a commercial manager between 1999 and 2004, a commercial superintendent between 2004 and 2007 and the officer in charge of branches outside of Brazil between 2007 and 2009.  In May 2009, he was the Commercial Officer of Banco do Brasil and, since June 2009, he has been the Vice-President of Finance, Capital Markets and Investor Relations of Banco do Brasil.  Since 2009, he has been a member of the Decision Making Concil of Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI.  He is also a member of the Board of Directors of Banco Votorantim and BV Participações.  He has been an alternate member of the Board of Directors of Brasil Veículos since January 2011.

Graduated in Public Administration from EBAP – Fundação Getúlio Vargas in 1980. From 1988 until 1990, cursed MBA Executive in Finance at IBMEC – Instituto Brasileiro de Mercado de Capitais. In 1997, cursed post graduation in Bank Management for Superior Results from University of Texas at Austin. Between 2000 and 2007, worked at BB-DTVM as Division Manager of Private Equity, Master Analyst of Structured Business, Division Manager of Network Funds and Senior Analyst of Energy and, since 2008, acts as Advisor in Projects at Confiance Inteligência Empresarial. Was alternate member of the Board of Directors of Petrobahia, Brasil Telecom S.A. and member of the Board of Directors of Hopi Hari.

Effective Member: Susana Hanna Stiphan Jabra	Alternate: Martin Roberto Glogowsky

Graduated in Economy from FEA-USP in 1979 and Social Science (incomplete FFLCH– SP) in 1986. Cursed Specialization in Finance Management at PUC-SP in 1980 and MBA in Finance at Instituto Brasileiro de Mercado de Capitais (IBMEC) in 1999. Since 2000, is partner of HJN Consultoria & Assessoria, company specialized in finance and corporate governance studies. Acts for more than 25 years in big and average enterprises, and participated in important transactions made in the capital market. acted as economist at Banco Itaú S.A., Planning and Control Manager at Agência Estado Ltda., Participation Executive Officer and member of the Social Responsibility Committee of PETROS. Was effective member of the Board of Directors of CPFL Energia, of Companhia Paulista de Força e Luz, of Companhia Piratininga de Força e Luz and of CPFL Geração de Energia S.A., of Telenorte Celular Participações, of Bonaire Participações S.A.. Was alternate member of the Board of Directors of Telemig Celular Participações S.A., of Perdigão S.A., current BRF Brasil Foods S.A. and of Newtel Participações S.A., besides being effective member of the Fiscal Council of CPFL Energia, of Companhia Paulista de Força e Luz, of Companhia Piratininga de Força e Luz and of CPFL Geração de Energia S.A. Was alternate member of the Fiscal Council of Itaú Unibanco Holding S.A. and of Fras-Le S.A. Currently is effective member of the Fiscal Council of CPFL Energia, of Companhia de Ferro Ligas da Bahia S. A. and of Universo Online S.A. and alternate member of Contax Participações S. A. Professor in the Curso para Conselheiros de Administração and invited lecturer in the Debates Forum “Os Comitês de Assessoramento ao Conselho de Administração” of IBGC. Participated in the curse Training of Trainers, Corporate Governance Board Leadership Program promoted by International Finance Corporation (IFC). Is member of the Board of Directors and Fiscal Council of IBGC

Graduated in Business Administration from the Fundação Getúlio Vargas (FGV) in 1976 and in Law from the Pontifícia Universidade Católica de São Paulo (PUC) in 1979. Since May 2005, he has been the Chief Executive Officer of Fundação CESP, prior to this having held the position of Investments and Assets Director. He worked in the Capital Markets area for Banco BBA Creditanstaltd and Banco Schahin Cury S.A.. He was also a Vice President at Citibank. He is Chairman of the Fiscal Council of Net Serviços de Comunicação S.A. He is a certified counselor and a member of the Brazilian Corporate Governance Institute - IBGC, having previously been a member of the Deliberative Council and a member of the National Technical Commission for Investments of the Brazilian Association of Closed Pension Fund Entities - ABRAPP, the Advisory Committee of SELIC, the Securities Committee of the National Association of Open Market Institutions - ANDIMA and the Private Fixed Income Commission of BOVESPA. Since 2002, he has alternated the position of member of the Fiscal Council and Board Director of the companies of the CPFL group.

Independent Member: Ana Dolores Moura Carneiro de Novaes

Earned a Ph.D. in Economics from the University of California in 1990 and graduated in Law from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ) in 2008.  In 1999, she obtained a CFA – Chartered Financial Analyst qualification awarded by the US Association for Investment and Management Research (AIMR).  She was an analyst of Equity Research at Banco de Investimentos Garantia between 1995 and 1997, and the Investment Officer at Pictet Modal Asset Management between 1998 and 2003.  She worked at the World Bank in Washington, D.C. from 1991 to 1994.  She was also macroeconomics professor at the Federal University of Pernambuco in the first half of 1991 and at the Pontifical Catholic University of Rio de Janeiro in 2003.  Since 2008, she has been a partner at Galanto Consultoria of Rio de Janeiro, for services and consulting in corporate governance.  She has been a member of the Board of Directors of Companhia de Concessões Rodoviárias (CCR) since May 2002, and of Metalfrio since May 2009.  She has also been a Consultant to the Auditing Committee of Companhia Siderúrgica Nacional since August 2006.  Since April 2007, she has been a member of the Board of Directors of CPFL Energia.

FISCAL COUNCIL

Effective Member: Daniela Corci Cardoso	Suplente: Fernando Luiz Aguiar Filho

Graduated in Business Administration from Faculdade de Economia e Administração da Universidade de São Paulo (FEA-USP) in 1994, having concluded a Postgraduate Degree in Capital Markets from Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo (FIPECAFI – USP) in 1998, and an MBA in Corporate Finance from Instituto Brasileiro de Mercado de Capitais - IBMEC, São Paulo in 2004. Since 2009, she has been a Director of Camargo Corrêa Investimentos em Infraestrutura S.A. (CCII). She worked as an Investment Analyst at Banco Fibra between 1995 and 1999, as a Corporate Finance Consultant at Price Waterhousecoopers between 1999 and 2000 and as Financial Planning Manager and Director of VBC Energia S.A. between 2000 and 2009. She was a member of the Fiscal Council of Companhia Piratininga de Força e Luz and Rio Grande Energia S.A. (RGE), and an alternate member of the Fiscal Council of Companhia Paulista de Força e Luz. She has been a member of the Fiscal Council of CPFL Energia since April 2009.

Graduated in Civil Engineering from Escola Politécnica da Universidade de São Paulo, in 2001. In 2007, concluded Masters in Engineering from the same institution. Works at grupo Camargo Corrêa since 2002. Since 2006, acts at the Concessions Division of Grupo Camargo Corrêa, at Camargo Corrêa Investimento em Infra-estrutura S.A. (CCII). From 2006 until 2008, acted as Participation Advisor and, since 2008, is Participation Manager. Is alternate member of the Fiscal Council of Companhia de Concessões Rodoviárias (CCR) and of CPFL Energia S.A.

Effective Member: Adalgiso Fragoso de Faria	Alternate: Marcelo Andrade

Graduated in Economic Sciences from the Pontifícia Universidade Católica de Minas Gerais (PUC-MG) in 1987, concluding an MBA in Corporate Finance from IBMEC in 1995 and Economic Policy and Company Finances from the Fundação Mineira de Educação e Cultura (FUMEC) in 1990. Since 2006, he has been a Director of Camargo Corrêa S.A. (CCSA). He was a Financial-Economics Analyst at Andrade Gutierrez S/A. between 1979 and 2005 and Financial and Administrative Director of SP Vias Concessionária de Rodovias S/A between 2005 and 2006. He is a member of the Fiscal Council of Companhia de Concessões Rodoviárias (CCR) and São Paulo Alpargatas. He has been a member of the Fiscal Council of CPFL Energia since April 2009.

Graduated in Business Administration by Universidade São Judas Tadeu de São Paulo in 1999, and attended a post graduation in Controlling (MBA Controller) by Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras da Universidade de São Paulo (FIPECAFI – USP) in 1999. Currently is a Controller Superintendent of Camargo Corrêa S.A (CCSA Holding) working in the Group since June 2009. He acted as Corporate Manager of Financial and Strategical Planning of Coelho da Fonseca Empreendimentos Imobiliários Ltda. from 2008 to 2009, and also as Corporate Manager of Planning and Budget of Santista Têxtil S.A. from 1998 to 2008.

Effective Member: José Reinaldo Magalhães	Suplente: Hamilton Omar Biscalquini

Graduated in Economic Sciences from UFMG in 1983. He concluded an MBA in Finance from Instituto Brasileiro de Mercado de Capitais - IBMEC in 1992 and an MBA in Corporate Finance and Corporate Law from the Fundação Getulio Vargas - FGV in 2000. Since 2010, he has worked in private equity fund management at BR Investimentos. He held the position of Deputy Manager of Banco do Brasil in Chicago and New York from 2002 to 2005. He was Director of Investments at PREVI from 2006 to 2008. He was an effective member of the Board of Directors of COSERN and CELPE and also an effective member of the Technical Commission for Investments of ABRAPP and of the Board of the PRI Program – Principles for Responsible Investment (UN). He was also effective member of the Board of Directors of Embraer. He has been a member of the Fiscal Council of CPFL Energia since April 2009.

Graduated in Law from Faculdade de Direito Riopretense de São José do Rio Preto/SP in 1983. Cursed Post Graduation MBA for High Executives from Faculdade de Economia e Administração da Universidade de São Paulo (FEA-USP) in 1995. Post Graduated in Finance Management from FGV/UNOESTE-Presidente Prudente (SP), in 2001. Was Audit Assistant Chief in 1994 and Audit Manager of Banco do Brasil between 1991 and 1996. Was Advisor of Cooperativa Holambra – Paranapanema in 1998 and Administrative Manager of Monalisa Jóias e Presentes LTDA. between 1999 and 2002. Was Administrative Manager of Sardinha Truck Center Ltda. between 2003 and 2005. Was effective member of the Fiscal Council of COELBA, of Aracruz Celulose S.A., and of FRAS-LE S.A. Is alternate member of the Fiscal Council of CPFL Energia since 2009.

Effective Member: Wilton de Medeiros Daher	Alternate: Maria da Gloria Pellicano

Graduated in Economic Sciences in 1972, and in Business Administration in 1975, from the Universidade do Estado do Rio Grande do Norte (UERN). He obtained postgraduate degrees in Foreign Trade from the Centro Universitário do Distrito Federal (UDF) in 1984 and in Business Administration and Finance from Faculdade de Economia e Administração da Universidade de São Paulo (FEA-USP) in 1994. He concluded a Master’s Degree in Business Administration from the Universidade de Fortaleza (UNIFOR) in 2006. Since 1995 he has been Managing Director of Intercredit F. F. M. Ltda. He was Deputy Head and Head of the Banco do Brasil for the state of Ceará from 1988 to 1992 and from 1992 to 1995, respectively. Between 1978 and 1986, he worked at the Banco do Brasil as an international affairs adviser for three CEO mandates. From 1986 to 1988, he was Deputy Manager of Banco do Brasil, Lisbon Branch and between 1987 and 1988, Manager of Banco do Brasil, Oporto Branch. He was also a member of the Board of Directors of CEMIG and an effective member of the Fiscal Council of Neoenergia and Duratex. From 2006 to April 2010, he was Vice President of the Federation of Commerce, Industry, Agriculture and Services Associations of the State of Ceará (FACIC). He is a member of the Board of Directors and certified Fiscal Councilor for the Brazilian Corporate Governance Institute - IBGC. He has been a member of the Fiscal Council of CPFL Energia since April 2009.

Graduated in Economic Science from Universidade Católica de Brasília/DF, in 1981. Post graduated in Economic Engineering from UDF - Universidade do Distrito Federal in 1982. Developed her career as employee of Banco do Brasil. Between 1995 and 1998, was Chief of Staff of Parliamentary of the Legislative Chamber of the Federal District, and, from 2001 until 2007 was member of the Board of Directors of Coteminas - Companhia Tecidos Norte de Minas. From 2009 until 2010, was municipal manager of projects in the Municipality of Jacutinga/MG. Since 2011 is advisor at the Secretaria de Desenvolvimento Econômico do Distrito Federal.

Effective Member: Carlos Alberto Cardoso Moreira	Alternate: Tarcísio Luiz Silva Fontenele

Graduated in Business Administration from Pontifical Catholic University of São Paulo (PUC-SP) in 1984. He completed several courses, seminars and workshops in Private Pension Plan and Capital Markets at IBMEC, IBC, Abrapp and Wharton School. From 1984 to 1988, he was an Senior Investment Analysit of Credibanco, São Paulo. Between 1988 and 1992, he was Vice President of Citibank N.A in São Paulo. He was the Institutional Clients Officer of Banco BMC S.A. in São Paulo from 1992 to 1999. Since June 2000, he has been the Investment and Finance Officer of the Sistel de Seguridade Social Foundation - SISTEL. Member of the National Investment Technical Commission (Comissão Técnica Nacional de Investimentos–CNTI) of Abrapp, an alternate member of the Board of Directors of EMBRAER, and a sitting member of the Board of Directors of GTD. He is also an executive officer of Bonaire Participações S.A. Since 2009, he has been an alternate member of the Board of Directors of CPFL Energia S.A., being, currently a sitting member.

Graduated in Law, in 1983, by the Associação de Ensio Unificado do DF, with post graduation in Civil Procedural Law, by ICAT-DF, concluded in 1995. In the period of 1984 to 1985 he acted as lawyer in the law firm João Agripino de Vasconcelos Maia, in Brasília – DF. From 1985 to 1986 he was a lawyer of Mútua de Assistência dos Profissionais de Engenharia Arquitetura e Agronomia. He was legal counsel of Americel S.A. Companhia de Telefonia Celular in the period of 1997 to 1998. He was sitting member of the Fiscal Council of the following companies Embratel Participações S.A., Tele Nordeste Celular Participações S.A., Santos Brasil S.A. - Companhia Portuária de Containers, Eluma S.A and Brasken S.A. He is a member of the Comissão Nacional Jurídica of ABRAPP – Associação Brasileira das Entidades Fechadas de Previdência Complementar – since 1997. Currently he acts as the Legal Counsel fo Fundação Sistel de Seguridade Social. He is an alternate member of the Fiscal Council of Embraer since March 2001 and of Brasil Foods S.A. since March 2011.

b. Description of the following events that may have occurred in the last 5 (five) years

i. any criminal conviction

ii. any conviction in administrative proceeding before CVM and corresponding sentence imposed

iii. any unappealable conviction, judicial or administrative, which has suspended or disqualified him to carry out any professional or commercial activity

The Controlling Shareholders state to the Company that the candidates they appointed for the positions of member of the Board of Directors and Fiscal Council are in condition to state they have not been subject to (i) any criminal conviction, (ii) conviction in administrative proceeding before CVM, or (iii) unappealable conviction, judicial or administrative, which has suspended or disqualified them to carry out any professional or commercial activity.

12.9 Existence of any marital relationship, “união estável” or second-degree relatives between the parties mentioned below

a. officers of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidates to the board of directors of the Company and candidates to the Fiscal Council of the Company.

b. (i) officers of the issuer and (ii) officers of companies controlled, directly or indirectly, of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidates to the board of directors of the Company and candidates to the Fiscal Council of the Company and officers of the companies controlled, directly or indirectly, by the Company.

c. (i) officers of the issuer or of its controlled companies, directly or indirectly and (ii) direct or indirect controllers of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidates to the board of directors of the Company and candidates to the Fiscal Council of the Company or its controlled companies, directly or indirectly and the companies controlling directly or indirectly the Company, except for:

- Claudio Borin Guedes Palaia, appointed for the position of member of the Board of Directors, is son-in-law of Renata de Camargo Nascimento, controlling shareholder of RCNON Empreendimentos e Participações S.A. and RCNPN Empreendimentos e Participações S.A, companies that, indirectly, comprise CPFL Energia’s group of control;

- Marcelo Pires Oliveira Dias, appointed for the position of member of the Board of Directors, is son of Regina de Camargo Pires Oliveira Dias, controlling shareholder of RCNON Empreendimentos e Participações S.A. and RCNPN Empreendimentos e Participações S.A, companies that, indirectly, comprise CPFL Energia’s group of control;

-          Fernando Augusto Camargo de Arruda Botelho, appointed for the position of member of the Board of Directors, is son of Rosana Camargo de Arruda Botellho, shareholder of RCABPN Empreendimentos e Partiicpações S.A. and of RCABON Empreendimentos e Participações S.A., companies that, indirectly, comprise CPFL Energia’s group of control;

d. (i) officers of the issuer and (ii) officers of the direct and indirect controlling companies of the issuer

There are no marital relationship, “união estável” or second-degree relatives between the candidates to the board of directors of the Company and candidates to the Fiscal Council of the Company and officers of the direct and indirect controlling companies of the Company.

12.10 Inform any subordination relationship, service rendering or control maintained, in the 3 last fiscal years, between officers of the issuer and the parties below

a. company controlled, directly or indirectly, by the issuer

No candidate to member of the Board of Directors and Fiscal Council have exercised, in the 3 (three) last fiscal years, executive positions in a company controlled, directly or indirectly, by the Company.

b. direct or indirect controller of the issuer

Some candidates appointed to positions of member of the Board of Directors of the Company have exercised, in the 3 (three) last fiscal years, positions of statutory officers in entity or company controlling, directly or indirectly, the Company, such as:

- Francisco Caprino Neto is Managing Officer of Camargo Corrêa Investimentos em Infraestrutura S.A., Managing Officer of VBC Energia S.A. and Managing Officer of Camargo Corrêa Energia S.A.

- Rodrigo Cardoso Barbosa is Chief Financial Officer of Camargo Corrêa S.A. and Chief Financial Officer of VBC Energia S.A

- Renê Sanda is Investment Officer of PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil

- Ivan de Souza Monteiro is Finance, Capital Market and Investors Relations Vice-President of Banco do Brasil

A candidate appointed for the position of member of the Fiscal Council of the Company has exercised, in the 3 (three) last fiscal years, a position of statutory officer in an entity or company controlling, directly or indirectly, the Company:

-  Carlos Alberto Cardoso Moreira is Investment and Finance Officer of Fundação Sistel de Seguridade Social (SISTEL)

c. if relevant, supplier, client, debtor or creditor of the issuer, of its controlled or controlling companies of any of these people

There are no subordination relationships, of service rendering or control maintained between the candidates to the board of directors of the Company and candidates of the Fiscal Council of the Company and the suppliers, clients, debtors or creditors of the Company, or of its controlled or controlling companies of any of these people.

ANNEX IV – Officers’ Compensation

13.      Officers’ Compensation

13.1             Compensation policy or practice of the board of directors, statutory and non-Executive Officers, Fiscal Council and committees.

a) objectives of the compensation policy or practice

The compensation policy for officers on executive positions practiced by CPFL Energia aims at attracting and retaining, motivating and developing executives with the excellence standard required by CPFL Energia Group.

The fixed compensation of members of the Board of Directors, the Fiscal Council and the Executive Officers of CPFL Energia is based on market research conducted by specialized consultants, who periodically present their assessments on the compensation for these positions practiced in the market. In 2011, these market surveys were conducted by Towers Perrin Forster & Crosby Ltda. and Mercer Human Resources Consulting Ltda.

The variable compensation of the Executive Officers is based on contracted goals based on the Company's Strategic Planning.

The Human Resources Management Committee of CPFL Energia, an advisory body of the Board of Directors, reviews the compliance of variable compensation plans with the strategic plan of the Company, and evaluates compliance with the contracted goals.

The advisory committees of the Board of Directors of the Company, namely, Management Process Committee, Human Resources Management Committee and Related Parties Committee are composed mostly by members or alternates of the Board of Directors, not being paid any additional compensation for this position.

b) Compensation composition

i.             compensation elements and objectives

Members of the Board of Directors and the Fiscal Council of the Company receive fixed monthly compensations.

The Executive Officers, in addition to the fixed compensation received each month are entitled to (i) benefits, (ii) short-term incentives, and (iii) long-term incentives.

With respect to variable compensation, (i) the short-term incentives are intended to direct the behavior of the executives to improve Company's business strategy and the achievement of results, and (ii) the long-term incentives are intended to create long-term vision and commitment; alignment of interests of statutory officers with the interest of the Company’s shareholders; and to award obtainment of results and increase of value in a sustainable manner.

ii.            proportion of each element in the total compensation

	Board of Directors	Fiscal Council	Executive Officers
Fixed Monthly Compensation	100%	100%	74%
Benefits	-	-	3%
Short-term incentives	-	-	12%
Long-term incentives	-	-	11%
TOTAL	100%	100%	100%

The percentages informed to the Executive Officers may vary, considering, mainly, the composition based in variable elements.

            iii. calculation and adjustment methodology of each of compensation’s element

The members of the Board of Directors and the Fiscal Council receive fixed monthly compensation. The alternate members are not entitled to any compensation, except in the event they replace the effective member to which they are associated. In this circumstance, the Company pays to the alternate member the amount equivalent to 50% of the monthly compensation of the effective member, if he attends a regular meeting of the body, or all of the monthly compensation of the effective member if such member is temporarily unable to carry out his activities. The compensation’s adjustment of members of the Board of Directors and Fiscal Council of the Company is based on market research conducted by a specialized company.

The proposed compensation set by the Board of Directors of the Company to the executive officers, as well as any adjustments, is based on market research conducted annually by specialized consultants. In 2011, these market surveys were conducted by Towers Perrin Forster & Crosby Ltda. and Mercer Human Resources Consulting Ltda.

            iv. reasons for the compensation’s composition

The compensation’s composition takes into account the responsibilities of each position and is based on the market rates for the professionals who perform equivalent functions.

c) key performance indicators that are taken into account in determining each compensation’s element

The compensation of members of the Board of Directors and Fiscal Council of the Company is fixed and does not consider performance indicators.

With respect to the variable compensation of the executive officers, the Company performs the evaluation of its Executive Officers, verifying the performance of its members, pursuant to corporate and individual goals established in accordance with the Company's strategic plan and metrics of the Shareholder Value Generation System (GVA®), previously defined and approved by the Board of Directors. The Board of Directors is advised by the Human Resources Management Committee on monitoring and evaluation of the performance of the Executive Board with regard to the performance of their annual goals.

The Human Resources Management Committee is also responsible for defining the Succession Plan of the Board of Officers, its criteria, and also the analysis of the calculations provided for in the administrative rule that sets forth the guidelines of the Long Term Incentive Plan ("ILP") for the Company’s executives.

d) how is the compensation structured in order to reflect the evolution of the performance indicators

The compensation of the Board of Directors and Fiscal Council are annually reviewed through market research and possible adjustments are set by the Board of Directors, with advise from the Human Resources Management Committee, and is subsequently submitted to the Company’s Shareholders’ Meeting.

With respect to the executive officers, the variable compensation is based entirely on quantitative goals formally contracted, which reflect the evolution of performance indicators of the Company.

e) how the policy or practice of compensation aligns with the interests of the issuer in short, medium and long term;

The compensation policy for the executive officers is aligned to the interests of the Company, as it is based on previously defined criteria associated with the economic and financial performance of the Company. The Human Resources Management Committee, which advises the Board of Directors of the Company, is a body that assists in the verification of the compensation’s alignment.

f) existence of compensation borne by subsidiaries, controlled companies or direct or indirect controllers

Members of the Board of Directors and Fiscal Council of the Company do not hold any positions in subsidiaries or controlled companies and, therefore, are not entitled to any compensation.

In order to maintain the alignment with corporate governance guidelines in all companies of CPFL group, the executive officers of CPFL Energia hold positions of executive officers in subsidiaries and affiliates companies of CPFL Group and are compensated for these positions, as reported in the table in item 13.15 herein.

It is important to stress that the executive officers who also hold positions in the Board of Directors of controlled companies waive the right to receive compensation for this position.

g) existence of any compensation or benefit associated  to the occurrence of certain corporate event, such as the sale of the corporate control of the issuer

With regard to the members of CPFL Energia’s Board of Directors and Fiscal Council, there is no compensation or benefit associated with the occurrence of a certain corporate event.

As for executive officers, they are entitled to indemnification in the event of significant change of the shareholders which compose the control group, resulting in the extinction of the position of officer, unilateral dismissal by the Board of Directors, or change in working conditions analogous to an indirect termination of employment agreement (For more information, see Section 13.12).

13.2    Compensation recognized on income for the fiscal year of 2009/2010/2011 and planned for the current fiscal year of the board of directors, Executive Officers and Fiscal Council

COMPENSATION RECOGNIZED ON INCOME FOR THE FISCAL YEAR OF 2009 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers	TOTAL
b. Number of members	7 members	5 members	6 members
c.i. Annual fixed compensation
Wage	739	405	639	1,783
Direct and indirect benefits	-	-	-	-
Compensation for participation in committees	-	-	-	-
Other	122	85	247	454
c.ii. Variable compensation
Bonus	-	-	96	96
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	94	94
c.iii. Post employment benefits	-	-	46	46
c.iv. Benefits due to dismissal from position	-	-	-	-
c.v. Shares-based compensation	-	-	-	-
d. Compensation amount for each Body (1)	861	490	1,122
e. Total compensation				2,473

COMPENSATION RECOGNIZED ON INCOME FOR THE FISCAL YEAR OF 2010 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers	TOTAL
b. Number of members	7 members	5 members	6.08 members
c.i. Annual fixed compensation
Wage	785	537	1,148	2.470
Direct and indirect benefits	-	-	-	-
Compensation for participation in committees	-	-	-	-
Other	155	100	223	478
c.ii. Variable compensation
Bonus	-	-	600	600
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	41	41
c.iii. Post employment benefits	-	-	85	85
c.iv. Benefits due to dismissal from position	-	-	-	-
c.v. Shares-based compensation	-	-	-	-
d. Compensation amount for each Body (1)	940	637	2,097
e. Total compensation				3,674

COMPENSATION RECOGNIZED ON INCOME FOR THE FISCAL YEAR OF 2011(1) (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers	TOTAL
b. Number of members	7 member	5.08 members	5.58 members
c.i. Annual fixed compensation
Wage	983	575	2,130	3.688
Direct and indirect benefits	-	-	6	6
Compensation for participation in committees	-	-	-	-
Other	197	115	1,573	1,885
c.ii. Variable compensation
Bonus	-	-	845	845
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	882	882
c.iii. Post employment benefits	-	-	208	208
c.iv. Benefits due to dismissal from position	-	-	-	-
c.v. Shares-based compensation	-	-	-	-
d. Compensation amount per Body (1)	1.180	690	5,644
e. Total compensation				7,514

COMPENSATION EXPECTED FOR THE FISCAL YEAR OF 2012(1) (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers	TOTAL
b. Number of members	7 members	5 members	6 members
c.i. Annual fixed compensation
Wage	1,475	600	4,868	6,943
Direct and indirect benefits	-	-	65	65
Compensation for participation in committees	-	-	-	-
Other	295	120	1,363	1,778
c.ii. Variable compensation
Bonus	-	-	3,083	3,083
Profit sharing	-	-	-	-
Compensation for attending meetings	-	-	-	-
Commissions	-	-	-	-
Other	-	-	3,524	3,524
c.iii. Post employment benefits	-	-	406	406
c.iv. Benefits due to dismissal from position	-	-	-	-
c.v. Shares-based compensation	-	-	-	-
d. Compensation amount per Body	1,770	720	13,309
e. Total compensation				15,799

(1) Within the compensation amount are included all expenses and accrual in order to meet the competence regime.

OBS: The number of members of each body corresponds to the annual average of the number of members of each body monthly accrued.

13.3       Variable compensation for the fiscal year of 2009/2010/2011 and the expected for the current fiscal year to the board of directors, Executive Officers and Fiscal Council

VARIABLE COMPENSATION FOR THE FISCAL YEAR OF 2009 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers
b. Number of members	7 members	5 members	6 members
c. Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	114(1)
ii. Maximum amount provided for in the compensation plan	N/A	N/A	362(1)
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	301(1)
iv. Amount effectively recognized in the income	N/A	N/A	114(1)
d. Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	N/A
iv. Amount effectively recognized in the income for the 3 last fiscal years	N/A	N/A	N/A

VARIABLE COMPENSATION FOR THE FISCAL YEAR OF 2010 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers
b. Number of members	7 members	5 members	6.08 members
c. Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	560(1)
ii. Maximum amount provided for in the compensation plan	N/A	N/A	840(1)
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	700(1)
iv. Amount effectively recognized in the income	N/A	N/A	700(1)
d. Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	N/A
iv. Amount effectively recognized in the income for the 3 last fiscal years	N/A	N/A	N/A

VARIABLE COMPENSATION FOR THE FISCAL YEAR OF 2011 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers
b. Number of members	7 members	5.08 members	5.58 members
c. Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	676(1)
ii. Maximum amount provided for in the compensation plan	N/A	N/A	1,014(1)
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	845(1)
iv. Amount effectively recognized in the income	N/A	N/A	N/A
d. Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	N/A
iv. Amount effectively recognized in the income for the 3 last fiscal years	N/A	N/A	N/A

COMPENSATION EXPECTED FOR THE FISCAL YEAR OF 2012 (R$ thousand)
a. Body	Board of Directors	Fiscal Council	Executive Officers
b. Number of members	7 members	5 members	6 members
c. Bonus
i. Minimum amount provided for in the compensation plan	N/A	N/A	2,721(1)
ii. Maximum amount provided for in the compensation plan	N/A	N/A	4,081(1)
iii. Amount provided for in the compensation plan, in the event the goals are not achieved	N/A	N/A	3,402(1)
d. Profit sharing
i. Minimum amount provided for in the compensation plan	N/A	N/A	N/A
ii. Maximum amount provided for in the compensation plan	N/A	N/A	N/A
iii. Amount provided for in the compensation plan, in the event the goals are achieved	N/A	N/A	N/A

(1) Within the compensation amount are included all expenses and accrual in order to meet the competence regime.

13.4          Stock option plan compensation of the board of directors and Executive Officers, in force in the last fiscal year and expected for the current fiscal year

a) general terms and conditions;

b) main objectives of the plan;

c) how the plan contributes for these objectives;

d) how the plan is included in the issuer’s compensation policy;

e) how the plan aligns the interests of the officers and issuer in short, medium and long term;

f) maximum number of shares comprised;

g) maximum number of options to be granted;

h) shares’ acquisition conditions;

i) criteria to establish the acquisition price or exercise;

j) criteria to establish the exercise term;

k) form of liquidation;

l) restrictions on the transfer of shares;

m) criteria and events that, taking place, cause the suspension, change or termination of the plan;

n) effects of the dismissal of officer from the issuer’s bodies on its rights provided for in compensation stock option plan.

Not applicable due to the fact that the Company does not have a stock option plan.

13.5           Inform the number of shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible in shares or quotas, issued by the issuer, its direct or indirect controllers, controlled companies or under common control, by members of the board of directors, Executive Officers or Fiscal Council, grouped by body, on the date of the last fiscal year ended.

SHARES HELD BY OFFICERS OF CPFL ENERGIA ON 12/31/2009
Share issuer company	Board of Directors	Fiscal Council	Executive Officers
CPFL Energia	112	-	6,450
Controllers	-	-	-
VBC Energia S.A.	2	-	-
Bonaire Participações S.A.	1	-	-
Controlled	-	-	-
CPFL Geração de Energia S.A.	-	-	2
Companhia Paulista de Força e Luz	-	-	2
Companhia Piratininga de Força e Luz	-	-	2
Rio Grande Energia S.A.	-	-	2

SHARES HELD BY OFFICERS OF CPFL ENERGIA ON 12/31/2010
Share issuer company	Board of Directors	Fiscal Council	Executive Officers
CPFL Energia	112	-	2,354
Controllers
VBC Energia S.A.	1	-	-
Bonaire Participações S.A.	1	-	-
Controlled
CPFL Geração de Energia S.A.	-	-	1
Companhia Paulista de Força e Luz	-	-	2
Companhia Piratininga de Força e Luz	-	-	2
Rio Grande Energia S.A.	-	-	2

SHARES HELD BY OFFICERS OF CPFL ENERGIA ON 12/31/2011
Share issuer company	Board of Directors	Fiscal Council	Executive Officers
CPFL Energia	612	-	50,000
Controllers
VBC Energia S.A.	1	-	-
Bonaire Participações S.A.	1	-	-
Controlled
CPFL Geração de Energia S.A.	-	-	1
Companhia Paulista de Força e Luz	-	-	1
Companhia Piratininga de Força e Luz	-	-	1
Rio Grande Energia S.A.	-	-	1

13.6       Stock options recognized in the 3 last fiscal years and expected for the current fiscal year to the board of directors and Executive Officers

a) body

b) number of members

c)  with regard to each granting of stock option:

            i. date of the granting;

            ii. number of options granted;

            iii. term for the options to become vested;

            iv. maximum term for exercise of the options;

            v. term of restriction to the transfer of shares;

            vi. weighted average price for the exercise of each of the following groups of options:

                        ·  not exercised at the start of the fiscal year;

                        ·  lost during the fiscal year;

                        ·  exercised during the fiscal year;

                        ·  expired during the fiscal year;

d) fair value of the options at the date of granting;

e)  potential dilution in the event of exercise of all the options granted.

Not applicable due to the fact that the Company does not have a stock option plan.

13.7       Not exercised options of the board of directors and Executive Officers by the end of the last fiscal year

a) body

b) number of members

c)  with regard to the options not yet exercised

            i.  number

            ii.  date on which will become vested

            iii. maximum term for exercise of the options

            iv. restriction term for the transfer of shares

            v.  weighted average price for exercise

            vi. fair value of the options on the last day of the fiscal year

d) with regard to the exercisable options

            i.   number

            ii.  maximum term for exercise of the options

            iii. restriction term for the transfer of shares

            iv. weighted average price of the exercise

            v.  fair value of the options on the last day of the fiscal year

            vi. fair value of all the options on the last day of the fiscal year

Not applicable due to the fact that the Company does not have a stock option plan.

13.8       Options exercised and shares given related to the compensation based on shares of the board of directors and Executive Officers in the 3 last fiscal years

a) body;

b) number of members;

c)  with regard to the exercised options inform:

            i. number of shares;

            ii. weighted average price of exercise;

            iii.  total difference between the exercise value and the market value of the shares related to the options exercised;

d) with regard to the shares delivered inform:

            i. number of shares;

            ii. weighted average price of acquisition;

            iii.  total amount of the difference between the exercise value and the market value of the shares acquired.

Not applicable due to the fact that the Company does not have a stock option plan.

13.9       Information necessary for the compensation of the data disclosed in items 13.6 and 13.8, such as an explanation on the pricing methodology of the shares and options amount

a) pricing model

b) data and premises used in the pricing model, including the weighted average price of shares, exercise price, expected volatility, option term, expected dividends and interest rate free from risk

c) method used and premises assumed in order to incorporate the expected effects of anticipated exercise

d) form of determining the expected volatility

e)  if any other characteristic of the option was incorporated in the measurement of its fair value

Not applicable due to the fact that the Company does not have a stock option plan.

13.10    Social security plans in force conferred to the members of the board of directors and statutory officers

Only Statutory Officers have social security plans. The members of the Fiscal Council and of the Board of Directors are not entitled to such benefit.

FISCAL YEAR OF 2009 (R$ thousand)
a. Body	Executive Officers
b. Number of members	4 officers	2 officers
c. Name of the plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of officers which have met the requirements for retirement	2	1
e. Anticipated retirement conditions	N/A	N/A
f. Adjusted amount of the cumulated contributions in the social security plan until the end of the last fiscal year, discounted the portion related to contributions made directly by the officers	82	94
g. Total accumulated amount of the contributions made during the last fiscal year, discounted the portion related to the contributions made directly by the officers *	25	45
h. whether there is any possibility of anticipated redemption and which are the conditions

The amount related to the participant portion may be redeemed at any moment, however, the redemption of the part related to the company is subject to the rules established in the agreement (vesting clause).

The amount related to the participant part may be redeemed at any moment, however, the redemption of the portion related to the company is subject to the rules established in the agreement (vesting clause).

FISCAL YEAR OF 2010 (R$ thousand)
a. Body	Executive Officers
b. Number of members	3 officers	2 officers
c. Name of the plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of officers which have met the requirements for retirement	2	0
e. Anticipated retirement conditions	N/A	N/A
f. Adjusted amount of the accumulated contributions in the social security plan until the end of the last fiscal year, discounted the part related to contributions made directly by the officers	91	140
g. Total accumulated amount of the contributions made during the last fiscal year, discounted the portion related to the contributions made directly by the officers *	18	66
h. whether there is any possibility of anticipated redemption and which are the conditions

The amount related to the participant portion may be redeemed at any moment, however, the redemption of the part related to the company is subject to the rules established in the agreement (vesting clause).

The amount related to the participant portion may be redeemed at any moment, however, the redemption of the part related to the company is subject to the rules established in the agreement (vesting clause).

* amounts monetarily adjusted.

FISCAL YEAR OF 2011 (R$ thousand)
a. Body	Executive Officers
b. Number of members *	3 officers	2 officers
c. Name of the plan	PGBL Bradesco	PGBL Brasil Prev
d. Number of officers which have met the requirements for retirement	0	0
e. Anticipated retirement conditions	N/A	N/A
f. Adjusted amount of the accumulated contributions in the social security plan until the end of the last fiscal year, discounted the part related to contributions made directly by the officers	200	222
g. Total accumulated amount of the contributions made during the last fiscal year, discounted the portion related to the contributions made directly by the officers **	118	74
h. whether there is any possibility of anticipated redemption and which are the conditions

The amount related to the participant portion may be redeemed at any moment, however, the redemption of the part related to the company is subject to the rules established in the agreement (vesting clause).

The amount related to the participant portion may be redeemed at any moment, however, the redemption of the part related to the company is subject to the rules established in the agreement (vesting clause).

* Position on 12/31/2011.

** amounts monetarily adjusted.

13.11    Compensation of the members of the board of directors, Executive Officers and Fiscal Council

Item not disclosed due to injunction granted by the Judge of the 5th Federal Court of Rio de Janeiro, under Proceeding No. 2010.510102888-5.

13.12     Description of the contractual arrangements, insurance policies and other instruments which structure compensation or indemnification mechanism for officers in the event of dismissal from position or retirement, as well as the financial consequences for the issuer

The Administrative Rule which sets forth the guidelines of the Long Term Inventive Plan (“ILP Plan”) for the Company’s executives (executive officers), on its item 10 – Rules in the event of dismissal of an executive, sets forth the treatment related to the exercise of the Virtual Value Units (“UVVs”) convertible (post-vesting) and non-convertible (pre-vesting) in the event of dismissal of the executive:

Event	Non Convertible Units	Convertible Units
Executive’s Voluntary Termination	Participant loses all the rights	Participant loses all the rights
Termination with Cause	Participant loses all the rights	Participant loses all the rights
Unilateral termination by initiative of the company, without cause, anticipated or by the Expiry of the Agreement without renewal.	Participant loses all the rights	The units shall be converted, based on the last ascertained conversion value, and paid to the executive.
Death or Retirement due to Permanent Disability	The grace period shall be anticipated and the dependents shall receive the units converted based on the last ascertained value.	The units shall be converted based on the last ascertained conversion value and paid to the dependents.

Before the end of the term of office by initiative of the issuer:

•       full compensation of the dismissal month

•       13th compensation proportional to the number of months worked in the year

•       (01) monthly compensation, as Prior Notice

•       indemnification of the convertible installments of the Long Term Incentive– ILP.

It is ensured to the officer, complementarily to the other rights, the receipt of a special and single indemnification, corresponding to the amount of 06 (six) compensations, in the event material changes occur to the shareholders comprising the Company’s control group, resulting in:

i) extinction of the position, object of this agreement;

ii) unilateral dismissal by the Board of Directors;

iii) change of the working conditions, analogous to an indirect termination of the employment agreement as provided for in Article 483 of CLT (Brazilian Consolidation of the Labor Laws), or that make the position performance less attractive, such as: compensation, benefits, functions, attributions, authority or responsibilities. In this event, the officer may terminate this agreement, being entitled to the indemnification provided herein.

13.13    Percentage of total compensation of each body, in the fiscal year of 2009/2010/2011, recognized in the income of the issuer related to members of the Board of Directors, Board of Officers or Fiscal Council that are related parties to the controllers, direct or indirect, as defined by the accounting rules on this matter.

FISCAL YEAR OF 2009
Body	Board of Directors	Fiscal Council	Executive Officers
Percentage of total compensation	86%	100%	0%

FISCAL YEAR OF 2010
Body	Board of Directors	Fiscal Council	Executive Officers
Percentage of total compensation	86%	100%	0%

FISCAL YEAR OF 2011
Body	Board of Directors	Fiscal Council	Executive Officers
Percentage of total compensation	86%	100%	0%

13.14    Amounts recognized in the income of the issuer as compensation of members of the board of directors, Board of Officers or Fiscal Council, grouped per body, for any reason other than that their position, such as commissions and consulting services rendered.

No compensation is due other than the compensation to which the members of the Board of Directors and Fiscal Council are entitled to.

No statutory officer renders consulting services to the Company.

13.15    Amounts recognized in the income of the controllers, direct or indirect, of companies under common control and controlled by the issuer, as compensation of members of the board of directors, Executive Officers or Fiscal Council of the issuer, grouped per body, in the fiscal year of 2009 and 2010.

FISCAL YEAR OF 2009(1)
Body	Board of Directors	Fiscal Council	Executive Officers
Direct and indirect controllers	-	-	-
Controlled by the issuer	-	-	14,100
Companies under common control	-	-	-

FISCAL YEAR OF 2010(1)
Body	Board of Directors	Fiscal Council	Executive Officers
Direct and indirect controllers	-	-	-
Controlled by the issuer	-	-	13,273
Companies under common control	-	-	-

FISCAL YEAR OF 2011 (1)
Body	Board of Directors	Fiscal Council	Executive Officers
Direct and indirect controllers	-	-	-
Controlled by the issuer	-	-	15,953
Companies under common control	-	-	-

(1) Within the compensation amount are included all expenses and accrual in order to meet the competence regime.

***********

CPFL RENOVÁVEIS

Relações com Investidores

Fato Relevante de 19-12-2011

CPFL ENERGIA S.A.
COMPANHIA ABERTA
CNPJ/MF nº 02.429.144/0001- 93
NIRE 35.300.186.133
CPFL ENERGIAS RENOVÁVEIS S.A.
COMPANHIA ABERTA
CNPJ/MF nº 08.439.659/0001-50
NIRE 35.300.335.813
FATO RELEVANTE

CPFL Energia S.A. ("**CPFL Energia**") e CPFL Energias Renováveis S.A. ("**Compradora**" ou "**Companhia**"), em atendimento ao disposto na Lei nº 6.404/76 (e posteriores alterações) e na Instrução da Comissão de Valores Mobiliários ("**CVM**") nº. 358/02 (e posteriores alterações), vêm a público, em complementação ao Fato Relevante divulgado pela CPFL Energia em 07 de abril de 2011 e ao Fato Relevante divulgado pela Compradora em 24 de agosto de 2011 em conjunto informar o quanto segue:

Em 7 de abril de 2011, a CPFL Energia, por meio de sua controlada CPFL Comercialização Brasil S.A. ("**CPFL Brasil**"), celebrou contrato de compra e venda denominado Agreement for the Sale and Purchase of Jantus SL ("**Contrato de Compra e Venda**") para aquisição da totalidade das quotas representativas de 100% do capital social votante e total da Jantus SL ("**Jantus**"). Em 24 de agosto de 2011, foi aprovada a criação da Companhia. Em 21 de setembro de 2011, a CPFL Brasil cedeu o Contrato de Compra e Venda para a Companhia. Na presente data, a Companhia concluiu a aquisição objeto do Contrato de Compra e Venda.

Assim sendo, através da aquisição das Quotas concluída hoje, a Compradora adquiriu, indiretamente, a totalidade do capital da SIIF Énergies do Brasil Ltda. e da SIIF Desenvolvimento de Projeto de Energia Eólica Ltda., com um total de 4 parques eólicos em operação no Estado do Ceará, totalizando capacidade instalada de 210 MW, além de um portfólio de 412 MW em projetos certificados e elegíveis para participação nos próximos leilões de energia e 320 MW em projetos não-certificados ("**Empreendimentos SIIF**").

O preço de aquisição das quotas, após os ajustes previstos no Contrato de Compra e Venda, compreende (i) o valor de **R$ 823,3 milhões**, desembolsados da seguinte forma (a) **R$ 468,9 milhões** pagos à vista pela Compradora aos Vendedores nesta data e (b) o equivalente em Euros à **R$ 354,4 milhões** contribuídos pela Compradora ao capital da Jantus para quitação de determinadas obrigações perante terceiros; e (ii) a assunção de dívida líquida no valor de **R$ 675,4 milhões.**

O Contrato de Compra e Venda de Energia – CT. PROINFA relativo ao parque eólico localizado no Estado do Rio de Janeiro, com capacidade instalada potencial de 135 MW ("**Quintanilha Machado**"), celebrado entre Centrais Elétricas Brasileiras S/A — Eletrobrás ("**Eletrobrás**") e SIIF Énergies do Brasil Ltda. ("**SIIF**") foi rescindido amigavelmente e sem encargos para as partes, através do Termo de Distrato do Contrato de Compra e Venda de Energia – CT. PROINFA celebrado em 01 de dezembro de 2011. Dessa forma, não houve a necessidade de realizar a reorganização societária na Jantus, nem de efetuar o pagamento do preço de R$70 milhões estabelecido para a aquisição do empreendimento em questão, conforme divulgado no Fato Relevante emitido pela CPFL Energia em 07 de abril de 2011.

Para implementar a transação acima descrita, a CPFL Brasil realizou aportes de capital na Companhia, de forma que CPFL Geração de Energia S.A. e CPFL Brasil passaram a deter, em conjunto, 63,0% da Companhia.

Através da aquisição dos Empreendimentos SIIF, a Compradora atingirá um portfólio de 1.417 MW de potência em operação e construção e reafirma seu comprometimento com o crescimento sustentável, preservação do meio ambiente, e geração de energia limpa e renovável para o Brasil.

Por fim, a CPFL Energia irá tomar as medidas necessárias para realizar a convocação de sua Assembleia Geral de Acionistas para ratificar a aquisição da Jantus, na forma do artigo 256 da Lei 6.404/76, conforme previamente anunciado. Caso cumpridos os requisitos estabelecidos no parágrafo 2º do artigo 256 da Lei nº 6.404/76, quando da convocação da referidaAssembleia Geral, serão comunicados os termos para o exercício de direito de recesso, se aplicável, pelos acionistas que forem detentores de ações da Companhia na data de divulgação do presente fato relevante, direito este que poderá ser exercido, caso aplicável, com base no valor patrimonial das ações da CPFL Energia, a ser apurado futuramente, nos termos da Lei nº 6.404/76 (e posteriores alterações).

São Paulo, 19 de Dezembro de 2011.

CPFL ENERGIA S.A.
LORIVAL NOGUEIRA LUZ JUNIOR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 14, 2012

CPFL ENERGIA S.A.

By:	/S/ LORIVAL NOGUEIRA LUZ JUNIOR
Name: Title:	Lorival Nogueira Luz Junior Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.